Tractebel Energia

SUEZ

04 MAR 25 AM 7:21

Florianópolis, 18 de março de 2004.

CE DF-0002/2004

04010825

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué as well as the translation of the minutes of the 54th (Fifty-Fourth) Board of Directors Meeting of Tractebel Energia S.A.. We are also enclosing a copy of the Annual Financial Report 2003, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

dlw 3/25

Tractebel Energia

04 MAR 25 AM 7:21

LISTED COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to Shareholders of Tractebel Energia S.A. and to the market in general, that the documents referring to the article No. 133 of Law No. 6,404, from December 15th, 1976, with alterations introduced by Law No. 10,303, from October 31st, 2001, related to the fiscal year ended on December 31st, 2003, are at your disposal at Company's Headquarters, located at Rua Antônio Dib Mussi No. 366, Centro, Florianópolis (SC). The referred documents are also at your disposal at Company's site, at electronic address www.tractebelenergia.com.br.

Florianópolis, March 11th, 2004
Marc Verstraete
Financial and Investors Relationship Director

SUEZ

Tractebel Energia

SUEZ

04 MAR 25 AM 7:21

TRACTEBEL ENERGIA S.A.
Listed Company - CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to Shareholders and to the market in general that the Board of Directors of Tractebel Energia S.A., in a meeting held on 10.03.2004, defined the date of 20.04.2004 for payment of Interest on Equity credited on 31.07.2003, based on the shareholders position of 28.07.2003.

The gross amount of Interest on Equity are BRL 144,000,000.00 (one hundred and forty four million of Reais), corresponding to BRL 0.2580724924 per lot of one thousand A Class Preferred shares, BRL 0.2206034612 per lot of one thousand B Class Preferred shares and BRL 0.2206034612 per lot of one thousand Ordinary shares. They were approved on Board of Directors meeting of 11.07.2003, and divulged through the Announcement to Shareholders published on 14.07.2003.

Florianópolis, March 11th, 2004

Marc Verstraete
Financial and Investors Relationship Director

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro- Florianópolis – SC-CEP 88015-110-Tel: (48) 221 7000
Fax: (48) 2217001

Tractebel Energia

0114

04 MAR 25 AM 7:21

CNPJ/MF - 02.474.103/0001-19

MINUTES OF THE 54th (FIFTY-FOURTH) BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On March 10th, 2004, at 13:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina State, the members of the Board of Directors of Tractebel Energia S.A. assembled after regular convocation: counselors Mr. Maurício Stolle Bähr, Mr. Jan Franciscus María Flachet, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing the majority of its total members, and the Tax Council Chairman, Mr. Newton de Lima Azevedo Junior. The Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr presided the meeting and proposed me, José Moacir Schmidt, as Meeting's Secretary, which was accepted by the other members. Beginning the meeting, the Chairman put in discussion the subjects of **Agenda**, included in the CA-001/2004 convocation, of March 1st, 2004, which were the following: **Item 1** - approving the Management Report and the Financial Statements related to the 2003 fiscal year; **Item 2** – deliberating over this fiscal year net profit destination and the dividends distribution; **Item 3** – defining the payment date of Interest on Equity credited on 11/07/2003; **Item 4** – deliberating over the employees participation on profits or results related to the 2003 fiscal year; **Item 5** – approving the Investment and Operational Budget for the 2004 fiscal year; **Item 6** – ratifying the signature of Additive Term No. 2 to the Contract No. 31191121 and of Additive Terms No. 4 and No. 5 to the Contract No. DGT.00.3340, for supplying mineral coal for Charqueadas TPP and for Jorge Lacerda Thermal Power Plant Complex, respectively, approved by the Directory of the Company *ad referendum* of the Board of Directors; **Item 7** – approving the technical feasibility study developed aiming to meet CVM Instruction No. 371, of 27/06/2002; **Item 8** – transferring the attribution constant on paragraph "VI" of the article 33 of Company's Bylaws from the Energy Trading and Business Director to the Planning and Control Director, including, therefore, new paragraph to the article 31, and proposing to the Extraordinary Shareholders Meeting the consequent Bylaws alteration; **Item 9** – hiring of external auditor, meeting CVM Instruction No. 308, of 14/05/1999; **Item 10** – convocating the Extraordinary and Ordinary Shareholders Meetings to deliberate over the subjects that are of their competence; **Item 11 – General Matters**. After discussion of the subjects, the Chairman put into vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS: Item 1** – Approved, **by unanimity**, the Management Report and the Financial Statements related to the fiscal year ended on December 31st, 2003, as per DD-214-0001, of 08/03/2004, and as per RAD DCO-0002/2004, of 03/03/2004, followed by the opinions of External Auditors and of the Tax Council, by understanding of the Counselors that it represents appropriately the figures and results of the Company in the period; **Item 2** – Approved, **by unanimity**, the proposal of Fiscal Year Net Profit Destination and the dividends distribution, to be submitted to the Ordinary Shareholders Meeting, according to Financial Statements approved in the prior item, as per RAD DCO-0002/2004 and as per DD-214/0001, for the following amounts: a) Legal Reserve – BRL 25,857,715.39; b) Dividends Distribution and Interest on Equity Distribution – BRL 491,296,592.32, composed as follows: (i) Interest on Equity, net from Income Tax, credited during the 2003 fiscal year (Board of Directors Meeting of 11.07.2003 and of 13.11.2003), for the total amount of BRL 198,900,000.00; (ii)

Complementary dividends – BRL 257,296,592.32, corresponding to BRL 0.416032 per lot of one thousand A class preferred shares, BRL 0.394175 per lot of one thousand B class preferred shares and BRL 0.394175 per lot of one thousand ordinary shares; (iii) Income Tax over Interest on Equity credited in 2003 – BRL 35,100,000.00; **Item 3** – Approved, **by unanimity**, the date of April 20th, 2004, for the payment of Interest on Equity credited on 11/07/2003; **Item 4** – Approved, **by unanimity,** as per DD-214-0006, of 08/03/2004, and as per RAD DRH-0002/2004, of 10/03/2004, the amount up to BRL 8,500,000.00 (eight million and five hundred thousand of Reais) for the payment of employees participation on profits or results – PLR - related to the 2003 fiscal year, according to the criteria defined on Company's Remuneration System and Collective Labor Agreements; **Item 5** – Approved, **by unanimity,** as per DD-208-0003, of 15/12/2003, and as per RAD DPF-0001/2003, of 13/11/2003, the Investment and Operational Budget for 2004 fiscal year, according to the presented Statements, which integrate this deliberation; **Item 6** – Ratified, **by unanimity,** the Board of Directors signature, *ad referendum,* for the Additive Term No. 2 to the Contract No. 31191121 and the Additive Terms No. 4 and No. 5 to the Contract No. DGT.00.3340, for supplying mineral coal for Charqueadas TPP and for Jorge Lacerda Complex, respectively; **Item 7** – Approved, **by unanimity,** as per DD-214-0002, of 08/03/2004, and as per RAD DCO-0003/2004, of 04/03/2004, the Technical Study of Feasibility for Recognition of Accounting Record of Deferred Fiscal Asset on December 31st, 2003, performed to meet the CVM Instruction No. 371, of 27/06/2002, examined and approved by Company's Tax Council, according to the opinion issued on March 9th, 2004; **Item 8** – Approved, **by unanimity,** as per DD-214/0005, of 08/03/2004, and as per RAD DA-0003/2004, of 05/03/2004, the consequent changes in the Company's Organizational Manual, as well as the leading to the Extraordinary Shareholders Meeting of proposition to change the Company's Bylaws, related to transference of attribution constant in the paragraph "VI" of article 33, from the Energy Trading and Business Director to the Planning and Control Director, including, therefore, new paragraph to article 31. So, the proposition to the Extraordinary Shareholders Meeting is in the sense that the mentioned articles get the following composition: "***Article 31*** *- It is entitled to the Planning and Control Director: I – elaborating the Strategic Plan and preparing and following the Company's budget; II - performing the planning and production plan, the energy trading and accountancy at MAE scope and operating the energy purchase and sale contracts;* ***III*** *– evaluating and controlling the Company's risk management;* ***IV*** *– managing the regulatory subjects related to energy production and trading, analyzing risk and prices and proposing trade strategies;* ***V*** *– coordinating the Risk Management Committee activities; and* ***VI*** *- coordinating the Energy Trade Planning Committee activities.* ***Article 33*** *- It is entitled to the Energy Trading and Business Director: I – performing the energy trading for the short, medium and long run; II – developing new markets and clients and defining products to be traded; III – developing new investments in co-generation and supporting new business development; IV – developing and implanting the concept of TIS - Tractebel Industrial Solutions; and V – representing the Company for the development and implantation of integrated industrial solutions according to the concept of SIS - Suez Industrial Solutions".* **Item 9** – Approved, **by unanimity,** as per DD-213-0004, of 01/03/2004, and as per RAD DCO-0001/2004, of 26/02/2004, the contracting of Trevisan Auditores Independentes for rendering external auditing services to replace Deloitte Touche Tohmatsu Auditores Independentes, from April 1st, 2004 on, meeting CVM Instruction No. 308, of 14/05/1999; **Item 10** – Approved, **by**

unanimity, the convocation of Ordinary and Extraordinary Shareholders Meetings to discuss about subjects under their competence; **Item 11** – Approved, **by unanimity,** the amounts related to individual remuneration of the Company's Administrators for the 2004 fiscal year, according to the table that will remain registered at Company, which global amount shall be submitted to the Shareholders Meeting approval, and let to Tractebel Energia S.A., when applicable, the charges with INSS, FGTS, Health Secure, Private Security, Medical Assistance and Dwelling, remaining understood that it will not have accumulation of values in case of one person accumulates activities. **Putting the words to the disposition** of the present Counselors, there was no manifestation, which lead the Chairman to end the meeting works, asking to be drawn up the present Minutes by me, Secretary, which after being read and thought accordingly, was signed by the present members of Board of Directors, including the Chairman and me. Florianópolis/SC, March 10th, 2004.

Maurício Stolle Bähr
Chairman

Jan Franciscus María Flachet
Counselor

Manoel Arlindo Zaroni Torres
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

Luiz Antônio Barbosa
Counselor

Newton de Lima Azevedo Junior
Chairman of Tax Council

José Moacir Schmidt
Secretary

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/01/2003	31/12/2003
2 - Penúltimo	01/01/2002	31/12/2002
3 - Antepenúltimo	01/01/2001	31/12/2001
4 - NOME/RAZÃO SOCIAL DO AUDITOR		5 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES		00385-9
6 - NOME DO RESPONSÁVEL TÉCNICO		7 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES		680.686.898-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 31/12/2003	2 31/12/2002	3 31/12/2001
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ÍTEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO

1 - ÍTEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	13/03/2003	Dividendo	15/04/2003	ON	0,0002824306
02	RCA	13/03/2003	Dividendo	15/04/2003	PNA	0,0003573688
03	RCA	13/03/2003	Dividendo	15/04/2003	PNB	0,0002824306
04	RCA	11/07/2003	Juros Sobre Capital Próprio		ON	0,0002206035
05	RCA	11/07/2003	Juros Sobre Capital Próprio		PNA	0,0002580725
06	RCA	11/07/2003	Juros Sobre Capital Próprio		PNB	0,0002206035
07	RCA	13/11/2003	Juros Sobre Capital Próprio	02/01/2004	ON	0,0001378770
08	RCA	13/11/2003	Juros Sobre Capital Próprio	02/01/2004	PNA	0,0001628560
09	RCA	13/11/2003	Juros Sobre Capital Próprio	02/01/2004	PNB	0,0001378770

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
10/03/2004	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2003	4 - 31/12/2002	5 - 31/12/2001
1	Ativo Total	5.003.124	5.597.913	5.312.225
1.01	Ativo Circulante	900.542	1.403.694	1.055.798
1.01.01	Disponibilidades	5.768	173.012	30.056
1.01.01.01	Numerário Disponível	5.768	162.333	16.999
1.01.01.02	Aplicações no Mercado Aberto	0	10.679	13.057
1.01.02	Créditos	683.118	938.779	918.495
1.01.02.01	Títulos e Valores Mobiliários	295.624	168.877	112
1.01.02.02	Recursos Vinculados a Pgto de Obrigações	27.203	0	0
1.01.02.03	Consumidores e Concessionárias	390.965	769.902	918.383
1.01.02.04	(-) Provisão p/Créditos de Liq. Duvidosa	(142.949)	0	0
1.01.02.05	Dividendos a Receber de Controladas	52.778	0	0
1.01.02.06	Adiantamento a Fornecedores	59.497	0	0
1.01.03	Estoques	13.347	8.169	6.487
1.01.04	Outros	198.309	283.734	100.760
1.01.04.01	Créditos da Cta. Cons. Combustível - CCC	23.766	27.300	28.783
1.01.04.02	Alienações,Serv. Curso e Disp.Reembolsar	11.362	19.458	4.595
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	21.202	63.879	18.911
1.01.04.04	Ativo Fiscal Diferido	114.154	145.590	31.377
1.01.04.05	Despesas Pagas Antecipadamente	9.306	15.058	7.652
1.01.04.06	Outros	18.519	12.449	9.442
1.02	Ativo Realizável a Longo Prazo	280.050	288.989	284.449
1.02.01	Créditos Diversos	27.846	30.670	67.406
1.02.01.01	Concessionárias	23.246	30.670	61.093
1.02.01.02	Adiantamento a Fornecedores	4.600	0	0
1.02.01.03	Títulos e Valores Mobiliários	0	0	6.313
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	252.204	258.319	217.043
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	29.579	7.476	6.479
1.02.03.02	Depósitos Judiciais	23.195	24.526	22.562
1.02.03.03	Cauções e Depósitos Vinculados	7.356	0	0
1.02.03.04	Ativo Fiscal Diferido	191.591	219.113	176.382
1.02.03.05	Despesas Pagas Antecipadamente	0	4.417	8.833
1.02.03.06	Outros	483	2.787	2.787
1.03	Ativo Permanente	3.822.532	3.905.230	3.971.978
1.03.01	Investimentos	563.102	482.517	486.749
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	561.236	478.859	472.876
1.03.01.03	Outros Investimentos	1.866	3.658	13.873

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2003	4 -31/12/2002	5 -31/12/2001
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.762	1.806
1.03.01.03.02	Outros	124	1.896	12.067
1.03.02	Imobilizado	3.258.874	3.421.360	3.483.460
1.03.03	Diferido	556	1.353	1.769

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2003	4 - 31/12/2002	5 - 31/12/2001
2	Passivo Total	5.003.124	5.597.913	5.312.225
2.01	Passivo Circulante	956.045	1.025.987	801.941
2.01.01	Empréstimos e Financiamentos	188.892	428.012	112.205
2.01.01.01	Principal	181.085	407.248	99.218
2.01.01.02	Encargos	7.807	20.764	12.987
2.01.02	Debêntures	0	0	0
2.01.03	Fornecedores	108.238	184.491	183.394
2.01.04	Impostos, Taxas e Contribuições	13.000	13.337	243.415
2.01.04.01	Tributos e Contrib.Sociais Correntes	11.693	10.585	220.790
2.01.04.02	Tributos e Contrib.Sociais Parcelados	1.307	2.752	22.625
2.01.05	Dividendos a Pagar	441.203	0	165.120
2.01.05.01	Dividendos Propo.Juros s/Capital Próprio	441.203	0	165.120
2.01.06	Provisões	96.810	161.925	27.916
2.01.06.01	Contingências	13.010	16.573	0
2.01.06.02	Obrigações Estimadas	83.800	145.352	27.916
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	107.902	238.222	69.891
2.01.08.01	Particip.Empregados Lucros ou Resultados	207	2.526	5.780
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	6.488	10.529	7.279
2.01.08.03	Benefícios Pós-Emprego	43.722	44.326	41.127
2.01.08.05	Passivo Fiscal Diferido	48.603	170.518	0
2.01.08.06	Outros	8.882	10.323	15.705
2.02	Passivo Exigível a Longo Prazo	1.445.283	1.811.627	1.566.464
2.02.01	Empréstimos e Financiamentos	1.128.340	1.439.779	1.145.873
2.02.01.01	Principal	1.128.340	1.439.779	1.145.822
2.02.01.02	Encargos	0	0	51
2.02.02	Debêntures	0	0	0
2.02.03	Provisões	106.153	151.606	143.589
2.02.03.01	Contingências	83.476	134.306	128.052
2.02.03.02	Obrigações Estimadas	22.677	17.300	15.537
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	210.790	220.242	277.002
2.02.05.01	Tributos e Contrib. Sociais Parcelados	7.738	9.415	45.651
2.02.05.02	Benefícios Pós-Emprego	200.379	208.827	229.391
2.02.05.03	Outros	2.673	2.000	1.960
2.03	Resultados de Exercícios Futuros	0	0	0
2.05	Patrimônio Líquido	2.601.796	2.760.299	2.943.820
2.05.01	Capital Social Realizado	2.445.766	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2003	4 -31/12/2002	5 -31/12/2001
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	64.335	222.838	406.359
2.05.04.01	Legal	63.492	37.635	37.635
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	843	185.203	368.724
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/12/2003	4 - 01/01/2002 a 31/12/2002	5 - 01/01/2001 a 31/12/2001
3.01	Receita Bruta de Vendas e/ou Serviços	1.886.057	1.419.781	2.166.402
3.01.01	Fornecimento de Energia Elétrica	165.543	32.157	13.918
3.01.02	Suprimento de Energia Elétrica	1.475.762	1.156.112	1.882.410
3.01.03	Subvenção Combustível - CCC	226.856	216.294	258.695
3.01.04	Serviço Prestado	10.724	8.154	6.550
3.01.05	Venda de Cinzas	6.746	4.382	4.328
3.01.06	Outras	426	2.682	501
3.02	Deduções da Receita Bruta	(103.993)	(56.368)	(83.377)
3.02.01	Imposto e Contribuições sobre a Receita	(98.736)	(52.738)	(79.770)
3.02.02	Venda de Cinzas Líquidas de Impostos-CCC	(5.257)	(3.630)	(3.607)
3.03	Receita Líquida de Vendas e/ou Serviços	1.782.064	1.363.413	2.083.025
3.04	Custo de Bens e/ou Serviços Vendidos	(1.079.725)	(944.216)	(929.544)
3.04.01	Pessoal	(56.551)	(46.875)	(46.893)
3.04.02	Material	(9.012)	(8.230)	(8.196)
3.04.03	Serviço de Terceiro	(28.514)	(25.563)	(21.260)
3.04.04	Combustível p/Prod.Ener.Elética-CCC	(223.129)	(216.294)	(258.695)
3.04.05	Combustível p/Prod.Ener.Elética-s/Subv.	(77.346)	(57.293)	(45.817)
3.04.06	Energia Elétrica Comprada para Revenda	(504.573)	(258.643)	(323.196)
3.04.07	Compensação Financ.p/Utiliz.Rec.Hídricos	(36.263)	(36.768)	(38.987)
3.04.08	Depreciação / Amortização	(159.229)	(157.108)	(155.552)
3.04.09	Uso de Bem Público - UBP	(14.539)	(15.884)	(13.231)
3.04.10	Constituição/Rev. Provisões Operacionais	50.127	(108.249)	(6.683)
3.04.11	Seguros	(14.039)	(11.104)	(3.789)
3.04.12	Outras	(6.657)	(2.205)	(7.245)
3.05	Resultado Bruto	702.339	419.197	1.153.481
3.06	Despesas/Receitas Operacionais	(97.263)	(742.092)	(337.343)
3.06.01	Com Vendas	(191.144)	(16.559)	(7.585)
3.06.01.01	Provisão p/Créditos de Liq. Duvidosa	(142.949)	0	0
3.06.01.02	Encargos de Uso da Rede Elétrica	(38.603)	(7.627)	(3.713)
3.06.01.03	Outras	(9.592)	(8.932)	(3.872)
3.06.02	Gerais e Administrativas	(28.766)	(90.450)	(54.174)
3.06.02.01	Pessoal	(27.036)	(21.202)	(19.181)
3.06.02.02	Material	(587)	(460)	(302)
3.06.02.03	Serviço de Terceiro	(19.215)	(16.323)	(9.700)
3.06.02.04	Depreciação / Amortização	(1.492)	(1.482)	(1.297)
3.06.02.05	Constituição/Rev. Provisões Operacionais	72.162	(654)	37.542
3.06.02.06	Previdência Privada - SB 40	(24.993)	(25.428)	(25.882)
3.06.02.07	Indenização Trabalhista	(3.398)	(8.376)	(10.883)
3.06.02.08	Taxa de Fiscalização	(4.974)	(4.878)	(3.713)
3.06.02.09	Contribuição e Doação	(2.374)	(3.372)	(3.292)
3.06.02.10	Outras	(16.859)	(8.275)	(17.466)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2003 a 31/12/2003	4 -01/01/2002 a 31/12/2002	5 -01/01/2001 a 31/12/2001
3.06.03	Financeiras	20.912	(583.600)	(268.918)
3.06.03.01	Receitas Financeiras	70.202	22.928	21.157
3.06.03.01.01	Rendas de Aplicações Financeiras	53.322	20.763	7.284
3.06.03.01.02	Variação Monetária	3.889	1.350	10.543
3.06.03.01.03	Outras	12.991	815	3.330
3.06.03.02	Despesas Financeiras	(49.290)	(606.528)	(290.075)
3.06.03.02.01	Encargos de Dívidas	(134.274)	(130.856)	(133.680)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(1.023)	(1.399)	(6.432)
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(7.470)	(8.128)	16
3.06.03.02.04	Encargos s/Obrig.Contratadas-Fund.PREVIG	(7.266)	(6.808)	0
3.06.03.02.05	Variação Monetária s/Empr.Financiamentos	143.289	(439.232)	(132.144)
3.06.03.02.06	Var.Monet. s/Prov./Rev.Provisões Operac.	(6.922)	(3.310)	2.216
3.06.03.02.07	Var. Monet. s/Obrig. Contr.-Fund. PREVIG	(12.437)	(11.485)	0
3.06.03.02.08	Variação Monetária - Outras	(2.282)	(2.997)	(3.916)
3.06.03.02.09	Outras	(20.905)	(2.313)	(16.135)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	101.735	(51.483)	(6.666)
3.07	Resultado Operacional	605.076	(322.895)	816.138
3.08	Resultado Não Operacional	2.569	(2.748)	303
3.08.01	Receitas	285	72	1.930
3.08.02	Despesas	2.284	(2.820)	(1.627)
3.09	Resultado Antes Tributação/Participações	607.645	(325.643)	816.441
3.10	Provisão para IR e Contribuição Social	(153.448)	(19.176)	(171.948)
3.10.01	Contribuição Social	(39.609)	(5.748)	(42.306)
3.10.02	Imposto de Renda	(113.839)	(13.428)	(129.642)
3.11	IR Diferido	62.957	161.298	(56.439)
3.11.01	Contribuição Social	13.888	43.931	(20.131)
3.11.02	Imposto de Renda	49.069	117.367	(36.308)
3.12	Participações/Contribuições Estatutárias	0	0	(5.780)
3.12.01	Participações	0	0	(5.780)
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Exercício	517.154	(183.521)	582.274
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00079		0,00089
	PREJUÍZO POR AÇÃO		(0,00028)	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/12/2003	4 - 01/01/2002 a 31/12/2002	5 - 01/01/2001 a 31/12/2001
4.01	Origens	681.103	481.451	1.126.860
4.01.01	Das Operações	570.589	283.449	839.806
4.01.01.01	Lucro/Prejuízo do Exercício	517.154	(183.521)	582.274
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	53.435	466.970	257.532
4.01.01.02.01	Depreciação e Amortização	160.749	158.615	156.866
4.01.01.02.02	Provisão para Amortização Acelerada	21.308	0	0
4.01.01.02.03	Juros de Longo Prazo	9.384	(25.662)	8.799
4.01.01.02.04	Variação Monetária de Longo Prazo	(116.641)	418.430	91.835
4.01.01.02.05	Resultado de Equivalência Patrimonial	(101.735)	51.483	6.666
4.01.01.02.06	Amortização de Ágio	6.746	2.288	2.289
4.01.01.02.07	(Reversão) Provisão de L. Prazo, Líquida	(46.137)	5.452	(3.965)
4.01.01.02.08	Imposto de Renda e CSLL Diferidos	121.649	(168.460)	56.439
4.01.01.02.09	Ressarc. Parcial Custo Energia Livre-MAE	397	22.076	(61.093)
4.01.01.02.10	Baixas do Ativo Permanente	(2.285)	2.748	(304)
4.01.02	Dos Acionistas	0	0	167.062
4.01.02.01	Integralização de Capital	0	0	167.062
4.01.03	De Terceiros	110.514	198.002	119.992
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	0	45.057	78.508
4.01.03.02	Financiamento Aquisição de Energia	4.646	0	0
4.01.03.03	Dividendos Prop.a Receber de Controlada	52.778	0	0
4.01.03.04	Adiantamento de Clientes	14	0	0
4.01.03.05	Crédito de PIS s/ Deprec. e Amortiz.	999	0	0
4.01.03.06	Realizáveis L.Prazo Transf.p/Circulante	51.814	152.873	37.360
4.01.03.07	Fornecedores	0	0	3.910
4.01.03.08	Outras	263	72	214
4.02	Aplicações	1.114.313	357.601	510.199
4.02.01	No Realizável a Longo Prazo	160.472	9.523	18.257
4.02.02	Em Investimentos	38.394	49.583	40.057
4.02.03	Na Aquis.Imob. e Aplicação no Diferido	17.212	94.438	108.324
4.02.04	Em Enc.Efeit.Inflac.C.Prazo Apropr.Imob.	0	3.617	1.672
4.02.05	Em Crédito de PIS s/ Desp. Financ. L. P.	2.071	0	0
4.02.06	Em Dividendos Intermediários	184.360	0	0
4.02.07	Em Dividendos Propostos	491.297	0	176.300
4.02.08	Em Exigíveis L.Prazo Transf.p/Circulante	220.507	200.440	165.589
4.03	Acréscimo/Decréscimo no Cap. Circulante	(433.210)	123.850	616.661
4.04	Variação do Ativo Circulante	(503.152)	347.896	802.463
4.04.01	Ativo Circulante no Início do Exercício	1.403.694	1.055.798	253.335
4.04.02	Ativo Circulante no Final do Exercício	900.542	1.403.694	1.055.798
4.05	Variação do Passivo Circulante	(69.942)	224.046	185.802
4.05.01	Passivo Circulante no Início Exercício	1.025.987	801.941	616.139
4.05.02	Passivo Circulante no Final do Exercício	956.045	1.025.987	801.941

IDENTIFICAÇÃO

GO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2003 A 31/12/2003 (Reais Mil)

GO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
	Saldo Inicial	2.445.766	91.695	0	222.838	0	2.760.299
	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
	Aumento/Redução do Capital Social	0	0	0	0	0	0
	Realização de Reservas	0	0	0	(184.360)	0	(184.360)
	Dividendos Intermediários	0	0	0	(184.360)	0	(184.360)
	Ações em Tesouraria	0	0	0	0	0	0
	Lucro/Prejuízo do Exercício	0	0	0	0	517.154	517.154
	Destinações	0	0	0	25.857	(517.154)	(491.297)
	Reserval Legal	0	0	0	25.857	(25.857)	0
	Dividendos /Juros s/o Capital Próprio	0	0	0	0	(491.297)	(491.297)
	Outros	0	0	0	0	0	0
	Saldo Final	2.445.766	91.695	0	64.335	0	2.601.796

IDENTIFICAÇÃO

;O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
)	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2002 A 31/12/2002 (Reais Mil)

;O	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
	Saldo Inicial	2.445.766	91.695	0	406.359	0	2.943.820
	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
	Aumento/Redução do Capital Social	0	0	0	0	0	0
	Realização de Reservas	0	0	0	0	0	0
	Ações em Tesouraria	0	0	0	0	0	0
	Lucro/Prejuízo do Exercício	0	0	0	0	(183.521)	(183.521)
	Destinações	0	0	0	0	0	0
	Outros	0	0	0	(183.521)	183.521	0
	Saldo Final	2.445.766	91.695	0	222.838	0	2.760.299

IDENTIFICAÇÃO

GO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2001 A 31/12/2001 (Reais Mil)

GO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
	Saldo Inicial	2.278.704	91.695	0	61.980	0	2.432.379
	Ajustes de Exercícios Anteriores	0	0	0	0	(61.595)	(61.595)
	Aumento/Redução do Capital Social	167.062	0	0	0	0	167.062
	Realização de Reservas	0	0	0	(26.830)	26.830	0
	Ações em Tesouraria	0	0	0	0	0	0
	Lucro/Prejuízo do Exercício	0	0	0	0	582.274	582.274
	Destinações	0	0	0	371.209	(547.509)	(176.300)
	Reserva Legal	0	0	0	29.114	(29.114)	0
	Dividendos/juros sobre o Capital Próprio	0	0	0	0	(176.300)	(176.300)
	Reserva de Retenção de Lucros	0	0	0	342.095	(342.095)	0
	Outros	0	0	0	0	0	0
	Saldo Final	2.445.766	91.695	0	406.359	0	2.943.820

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2003	4 - 31/12/2002	5 - 31/12/2001
1	Ativo Total	6.132.309	6.778.396	6.223.552
1.01	Ativo Circulante	925.049	1.456.228	1.087.157
1.01.01	Disponibilidades	6.357	174.747	32.672
1.01.01.01	*Numerário Disponível*	6.357	164.068	19.615
1.01.01.02	Aplicações no Mercado Aberto	0	10.679	13.057
1.01.02	Créditos	656.022	977.450	941.557
1.01.02.01	Títulos e Valores Mobiliários	340.688	186.380	3.378
1.01.02.02	Recursos Vinculados a Pgto de Obrigações	27.203	0	0
1.01.02.03	Consumidores e Concessionárias	398.625	791.070	938.179
1.01.02.04	(-) Provisão p/Créditos de Liq. Duvidosa	(143.720)	0	0
1.01.02.05	Adiantamento a Fornecedores	33.226	0	0
1.01.03	Estoques	13.426	8.169	6.487
1.01.04	Outros	249.244	295.862	106.441
1.01.04.01	Créditos da Cta. Cons.Combustível - CCC	23.766	27.300	28.783
1.01.04.02	Alienações,Serv.Curso e Disp.Reembolsar	10.229	18.359	6.612
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	22.061	68.807	22.389
1.01.04.04	Ativo Fiscal Diferido	122.329	152.575	31.377
1.01.04.05	Despesas Pagas Antecipadamente	52.528	16.060	7.809
1.01.04.06	Outros	18.331	12.761	9.471
1.02	Ativo Realizável a Longo Prazo	338.470	313.706	290.142
1.02.01	Créditos Diversos	25.603	30.670	67.406
1.02.01.01	Concessionárias	23.246	30.670	61.093
1.02.01.02	*Adiantamento a Fornecedores*	2.357	0	0
1.02.01.03	Títulos e Valores Mobiliários	0	0	6.313
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	312.867	283.036	222.736
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	30.381	14.993	8.116
1.02.03.02	Depósitos Judiciais	23.195	24.526	22.562
1.02.03.03	Cauções e Depósitos Vinculados	63.293	0	0
1.02.03.04	Ativo Fiscal Diferido	191.847	236.059	180.184
1.02.03.05	Despesas Pagas Antecipadamente	3.668	4.417	8.833
1.02.03.06	Outros	483	3.041	3.041
1.03	Ativo Permanente	4.868.790	5.008.462	4.846.253
1.03.01	Investimentos	56.861	63.628	65.944
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	54.995	59.970	52.071
1.03.01.03	Outros Investimentos	1.866	3.658	13.873
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.762	1.806

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2003	4 -31/12/2002	5 -31/12/2001
1.03.01.03.02	Outros	124	1.896	12.067
1.03.02	Imobilizado	4.748.995	4.872.512	4.702.213
1.03.03	Diferido	62.934	72.322	78.096

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2003	4 - 31/12/2002	5 - 31/12/2001
2	Passivo Total	6.132.309	6.778.396	6.223.552
2.01	Passivo Circulante	1.054.409	1.122.590	874.158
2.01.01	Empréstimos e Financiamentos	258.497	507.265	140.038
2.01.01.01	Principal	245.306	479.481	121.833
2.01.01.02	Encargos	13.191	27.784	18.205
2.01.02	Debêntures	21.237	16.831	12.883
2.01.02.01	Principal	15.814	0	0
2.01.02.02	Encargos	5.423	16.831	12.883
2.01.03	Fornecedores	88.508	181.970	213.292
2.01.04	Impostos, Taxas e Contribuições	17.220	14.287	243.751
2.01.04.01	Tributos e Contrib. Sociais Correntes	15.913	11.535	221.126
2.01.04.02	Tributos e Contrib. Sociais Parcelados	1.307	2.752	22.625
2.01.05	Dividendos a Pagar	441.203	0	165.120
2.01.05.01	Dividendos Prop.Juros s/Capital Próprio	441.203	0	165.120
2.01.06	Provisões	96.888	161.964	28.004
2.01.06.01	Contingências	13.010	16.573	0
2.01.06.02	Obrigações Estimadas	83.878	145.391	28.004
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	130.856	240.273	71.070
2.01.08.01	Partic.Empregados Lucros ou Resultados	207	2.526	5.780
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hidricos	8.384	11.562	7.872
2.01.08.03	Benefícios Pós-Emprego	43.722	44.326	41.127
2.01.08.04	Passivo Fiscal Diferido	48.603	170.518	0
2.01.08.05	Adiantamentos de Clientes	19.094	0	0
2.01.08.06	Outros	10.846	11.341	16.291
2.02	Passivo Exigível a Longo Prazo	2.476.104	2.895.507	2.405.574
2.02.01	Empréstimos e Financiamentos	1.859.455	2.251.696	1.732.690
2.02.01.01	Principal	1.859.455	2.251.696	1.732.639
2.02.01.02	Encargos	0	0	51
2.02.02	Debêntures	166.100	179.041	175.568
2.02.03	Provisões	106.891	151.606	143.589
2.02.03.01	Contingências	83.889	134.306	128.052
2.02.03.02	Obrigações Estimadas	23.002	17.300	15.537
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	343.658	313.164	353.727
2.02.05.01	Tributos e Contrib. Sociais Parcelados	7.738	9.415	45.651
2.02.05.02	Concessões a Pagar	131.232	92.922	76.725
2.02.05.03	Benefícios Pós-Emprego	200.379	208.827	229.391
2.02.05.04	Outros	4.309	2.000	1.960
2.03	Resultados de Exercícios Futuros	0	0	0
2.04	Participações Minoritárias	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2003	4 -31/12/2002	5 -31/12/2001
2.05	Patrimônio Líquido	2.601.796	2.760.299	2.943.820
2.05.01	Capital Social Realizado	2.445.766	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	64.335	222.838	406.359
2.05.04.01	Legal	63.492	37.635	37.635
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	843	185.203	368.724
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/12/2003	4 - 01/01/2002 a 31/12/2002	5 - 01/01/2001 a 31/12/2001
3.01	Receita Bruta de Vendas e/ou Serviços	1.952.779	1.437.171	2.170.362
3.01.01	Fornecimento de Energia Elétrica	237.612	47.613	14.096
3.01.02	Suprimento de Energia Elétrica	1.476.912	1.162.351	1.889.133
3.01.03	Subvenção Combustível - CCC	226.856	216.294	258.695
3.01.04	Serviço Prestado	4.210	3.784	3.556
3.01.05	Venda de Cinzas	6.746	4.382	4.328
3.01.06	Outras	443	2.747	554
3.02	Deduções da Receita Bruta	(121.843)	(61.896)	(86.794)
3.02.01	Impostos e Contribuições Sobre a Receita	(116.586)	(57.702)	(83.187)
3.02.02	Venda de Cinzas Líquidas de Impostos-CCC	(5.257)	(3.630)	(3.607)
3.02.03	Repasse Receita Energia de Antecipação	0	(564)	0
3.03	Receita Líquida de Vendas e/ou Serviços	1.830.936	1.375.275	2.083.568
3.04	Custo de Bens e/ou Serviços Vendidos	(879.585)	(866.209)	(861.880)
3.04.01	Pessoal	(56.702)	(47.083)	(46.933)
3.04.02	Material	(9.430)	(9.138)	(8.218)
3.04.03	Serviço de Terceiro	(31.462)	(26.681)	(21.473)
3.04.04	Combustível p/Prod.Ener. Elétrica-CCC	(223.129)	(216.294)	(258.695)
3.04.05	Combustível p/Prod.Ener.Elétrica-s/subv.	(77.346)	(57.293)	(45.817)
3.04.06	Energia Elétrica Comprada para Revenda	(250.858)	(146.211)	(236.678)
3.04.07	Compensação Financ.p/Utiliz.Rec.Hídricos	(46.099)	(43.810)	(43.748)
3.04.08	Depreciação / Amortização	(197.546)	(181.093)	(168.425)
3.04.09	Uso de Bem Público - UBP	(14.539)	(15.884)	(13.231)
3.04.10	Constituição/Rev. Provisões Operacionais	49.762	(108.249)	(6.683)
3.04.11	Seguros	(15.246)	(12.106)	(4.504)
3.04.12	Outras	(6.990)	(2.367)	(7.475)
3.05	Resultado Bruto	951.351	509.066	1.221.688
3.06	Despesas/Receitas Operacionais	(293.529)	(852.094)	(408.646)
3.06.01	Com Vendas	(215.002)	(29.164)	(13.327)
3.06.01.01	Provisão p/ Créditos de Liq. Duvidosa	(143.720)	0	0
3.06.01.02	Encargo de Uso da Rede Elétrica	(61.683)	(20.216)	(9.455)
3.06.01.03	Outras	(9.599)	(8.948)	(3.872)
3.06.02	Gerais e Administrativas	(42.580)	(99.825)	(67.864)
3.06.02.01	Pessoal	(28.791)	(22.123)	(20.861)
3.06.02.02	Material	(604)	(464)	(318)
3.06.02.03	Serviço de Terceiro	(21.434)	(16.837)	(11.599)
3.06.02.04	Depreciação / Amortização	(8.755)	(8.759)	(3.584)
3.06.02.05	Constituição/Rev. Provisões Operacionais	71.770	(654)	37.542
3.06.02.06	Previdência Privada - SB 40	(24.993)	(25.428)	(25.882)
3.06.02.07	Indenização Trabalhista	(3.398)	(8.376)	(10.883)
3.06.02.08	Taxa de Fiscalização	(6.429)	(4.878)	(3.713)
3.06.02.09	Contribuição e Doação	(2.549)	(3.372)	(3.292)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2003 a 31/12/2003	4 -01/01/2002 a 31/12/2002	5 -01/01/2001 a 31/12/2001
3.06.02.10	Outras	(17.397)	(8.934)	(25.274)
3.06.03	Financeiras	(35.693)	(723.105)	(326.899)
3.06.03.01	Receitas Financeiras	78.245	25.764	22.506
3.06.03.01.01	Renda de Aplicações Financeiras	64.208	23.286	8.298
3.06.03.01.02	Variação Monetária	4.139	1.352	10.588
3.06.03.01.03	Outras	9.898	1.126	3.620
3.06.03.02	Despesas Financeiras	(113.938)	(748.869)	(349.405)
3.06.03.02.01	Encargos de Dívidas/Debêntures	(226.536)	(193.537)	(169.986)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(1.363)	(1.403)	(6.432)
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(7.470)	(8.128)	16
3.06.03.02.04	Encargos s/Obrig.Contratadas-Fund.PREVIG	(7.266)	(6.808)	0
3.06.03.02.05	Encargos s/Concessão ANEEL	(10.297)	0	0
3.06.03.02.06	Encargos s/Adiantamentos de Clientes	(2.464)	0	0
3.06.03.02.07	Variação Monet.s/Empr.Financ./Debêntures	218.725	(512.684)	(151.536)
3.06.03.02.08	Var.Monet.s/Prov./Rev.Provisões Operac.	(6.922)	(3.310)	2.216
3.06.03.02.09	Var.Monet.s/Obrig.Contrat.-Fund.PREVIG	(12.437)	(11.485)	0
3.06.03.02.10	Variações s/Concessão ANEEL	(28.128)	0	0
3.06.03.02.11	Variação Monetária - Outras	(4.724)	(18.697)	(2.035)
3.06.03.02.12	Outras	(25.056)	7.183	(21.648)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(254)	0	(556)
3.07	Resultado Operacional	657.822	(343.028)	813.042
3.08	Resultado Não Operacional	2.682	(2.745)	303
3.08.01	Receitas	406	75	1.930
3.08.02	Despesas	2.276	(2.820)	(1.627)
3.09	Resultado Antes Tributação/Participações	660.504	(345.773)	813.345
3.10	Provisão para IR e Contribuição Social	(190.807)	(19.176)	(171.747)
3.10.01	Contribuição Social	(49.498)	(5.748)	(42.253)
3.10.02	Imposto de Renda	(141.309)	(13.428)	(129.494)
3.11	IR Diferido	47.457	181.428	(53.544)
3.11.01	Contribuição Social	9.790	49.260	(19.356)
3.11.02	Imposto de Renda	37.667	132.168	(34.188)
3.12	Participações/Contribuições Estatutárias	0	0	(5.780)
3.12.01	Participações	0	0	(5.780)
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.14	Participações Minoritárias	0	0	0
3.15	Lucro/Prejuízo do Exercício	517.154	(183.521)	582.274

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2003 a 31/12/2003	4 -01/01/2002 a 31/12/2002	5 -01/01/2001 a 31/12/2001
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00079		0,00089
	PREJUÍZO POR AÇÃO		(0,00028)	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/12/2003	4 - 01/01/2002 a 31/12/2002	5 - 01/01/2001 a 31/12/2001
4.01	Origens	832.746	631.646	1.740.638
4.01.01	Das Operações	705.007	312.197	852.915
4.01.01.01	Lucro/Prejuízo do Exercício	517.154	(183.521)	582.274
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	187.853	495.718	270.641
4.01.01.02.01	Depreciação e Amortização	206.329	189.877	172.026
4.01.01.02.02	Provisão para Amortização Acelerada	21.308	0	0
4.01.01.02.03	Juros de Longo Prazo	30.016	(18.473)	8.799
4.01.01.02.04	Variação Monetária de Longo Prazo	(161.212)	473.355	98.789
4.01.01.02.05	Resultado de Equivalência Patrimonial	254	0	556
4.01.01.02.06	Amortização de Ágio	6.746	2.288	2.289
4.01.01.02.07	(Reversão) Provisão de L. Prazo, Líquida	(45.420)	5.452	(3.965)
4.01.01.02.08	Imposto de Renda e CSLL Diferidos	131.719	(181.605)	53.544
4.01.01.02.09	Ressarc.Parcial Custo Energia Livre-MAE	397	22.076	(61.093)
4.01.01.02.10	Baixas do Ativo Permanente	(2.284)	2.748	(304)
4.01.02	Dos Acionistas	0	0	167.062
4.01.02.01	Integralização de Capital	0	0	167.062
4.01.03	De Terceiros	127.739	319.449	720.661
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	49.163	165.581	597.215
4.01.03.02	Financiamento Aquisição de Energia	4.646	0	0
4.01.03.03	Debêntures	0	0	81.900
4.01.03.04	Fornecedores	0	0	3.910
4.01.03.05	Adiantamento de Clientes	5.718	0	0
4.01.03.06	Crédito de PIS s/ Deprec. e Amortização	1.496	0	0
4.01.03.07	Realizáveis L.Prazo Transf.p/Circulante	66.452	153.796	37.422
4.01.03.08	Outras	264	72	214
4.02	Aplicações	1.295.744	511.007	816.026
4.02.01	No Realizável a Longo Prazo	222.774	16.283	20.782
4.02.02	Em Investimentos	0	16	19
4.02.03	Na aquis.Imob. e Aplicação no Diferido	86.442	193.739	378.254
4.02.04	Em Enc.Efeit.Inflac.C.Prazo Apropr.Imob.	904	26.628	46.998
4.02.05	Em Dividendos Prop/Juros Capital Próprio	491.297	0	176.300
4.02.06	Em Dividendos Intermediários	184.360	0	0
4.02.07	Em Exígiveis L.Prazo Transf.p/Circulante	308.277	274.341	193.673
4.02.08	Em Crédito de PIS s/Desp. Financ L.Prazo	1.690	0	0
4.03	Acréscimo/Decréscimo no Cap. Circulante	(462.998)	120.639	924.612
4.04	Variação do Ativo Circulante	(531.179)	369.071	802.645
4.04.01	Ativo Circulante no Início do Exercício	1.456.228	1.087.157	284.512
4.04.02	Ativo Circulante no Final do Exercício	925.049	1.456.228	1.087.157
4.05	Variação do Passivo Circulante	(68.181)	248.432	(121.967)
4.05.01	Passivo Circulante no Início Exercício	1.122.590	874.158	996.125
4.05.02	Passivo Circulante no Final do Exercício	1.054.409	1.122.590	874.158

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Vide após o final do parecer a continuação das notas explicativas

PARECER DOS AUDITORES INDEPENDENTES

Aos
Acionistas e Administradores da
Tractebel Energia S.A.
Florianópolis - SC

1. Examinamos os balanços patrimoniais individuais (controladora) e consolidados da Tractebel Energia S.A. e controladas, levantados em 31 de dezembro de 2003 e de 2002, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido (controladora) e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas brasileiras de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos da Companhia e de suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia e de suas controladas, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira individual e consolidada da Tractebel Energia S.A. e controladas em 31 de dezembro de 2003 e de 2002, o resultado de suas operações, as mutações de seu patrimônio líquido (controladora) e as origens e aplicações de seus recursos correspondentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme descrito na nota explicativa nº. 8 (e) às demonstrações financeiras, a Companhia, baseada em projeções de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, em conjunto com os demais ativos operacionais, produzirão fluxo de caixa futuro positivo.

Rio de Janeiro, 23 de janeiro de 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC - SP 011609 S-SC

Celso de Almeida Moraes
Contador
CRC - SP 124669 S-SC

CONTINUAÇÃO DAS NOTAS EXPLICATIVAS, EM VIRTUDE DA LIMITAÇÃO DE ESPAÇO NO QUADRO 11.01

NOTA 11 – EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	2003			2002		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	103.309	560.165	663.474	78.850	774.396	853.246
Instituições financeiras	15.519	202.294	217.813	14.293	233.615	247.908
	118.828	**762.459**	**881.287**	**93.143**	**1.008.011**	**1.101.154**
Moeda Nacional						
ELETROBRÁS	60.111	314.208	374.319	54.413	374.319	428.732
Instituições financeiras	9.953	51.673	61.626	279.636	57.449	337.085
Fornecedores	-	-	-	820	-	820
	70.064	365.881	435.945	334.869	431.768	766.637
	188.892	1.128.340	1.317.232	428.012	1.439.779	1.867.791

	Consolidado					
	2003			2002		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	103.309	560.165	663.474	78.850	774.396	853.246
Instituições financeiras	44.958	571.211	616.169	62.156	711.918	774.074
	148.267	**1.131.376**	**1.279.643**	**141.006**	**1.486.314**	**1.627.320**
Moeda Nacional						
ELETROBRÁS	60.111	314.208	374.319	54.413	374.319	428.732
Instituições financeiras	50.119	413.871	463.990	311.026	391.063	702.089
Fornecedores	-	-	-	820	-	820
	258.497	1.859.455	2.117.952	507.265	2.251.696	2.758.961

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Mutação dos empréstimos e financiamentos:

	Controladora		Consolidado	
	Circulante	Longo prazo	Circulante	Longo prazo
Saldo em 31.12.2001	**112.205**	**1.145.873**	**140.038**	**1.732.690**
Ingressos	520.000	45.057	520.000	165.581
Transferências	137.102	(137.102)	211.003	(211.003)
Encargos gerados	153.132	-	213.686	3.880
Variações monetárias geradas	34.622	406.402	34.158	580.999
Remuneração de garantias depositadas	-	(20.451)	-	(20.451)
Amortizações	(529.049)	-	(611.620)	-
Saldo em 31.12.2002	**428.012**	**1.439.779**	**507.265**	**2.251.696**
Ingressos	-	-	-	49.163
Transferências	176.440	(176.440)	239.980	(239.980)
Encargos gerados	136.377	1.258	199.328	7.345
Variações monetárias geradas	(10.625)	(134.892)	(21.134)	(207.404)
Remuneração de garantias depositadas	-	(1.365)	-	(1.365)
Amortizações	(541.312)	-	(666.942)	-
Saldo em 31.12.2003	**188.892**	**1.128.340**	**258.497**	**1.859.455**

b) Composição por tipo de moeda estrangeira e indexadores nacionais:

	Controladora					
	2003			2002		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	178.803	516.597	39,22	200.134	707.133	37,85
Libra Esterlina – GBP	16.306	84.506	6,41	20.598	117.284	6,28
Euro – EUR	76.750	280.184	21,27	74.769	276.737	14,82
		881.287	66,90		1.101.154	58,95
Moeda nacional						
IVRRJR (baseado na UFIR)	-	374.319	28,42	-	428.732	22,96
ICF (baseado no IGP-DI)	-	-	-	-	820	0,04
Não indexado	-	61.626	4,68	-	337.085	18,05
		435.945	33,10	-	766.637	41,05
		1.317.232	100,00		1.867.791	100,00

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

	Consolidado					
	2003			2002		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	316.681	914.953	43,20	349.050	1.233.299	44,70
Libra Esterlina – GBP	16.306	84.506	3,99	20.598	117.284	4,25
Euro – EUR	76.750	280.184	13,23	74.769	276.737	10,03
		1.279.643	60,42		1.627.320	58,98
Moeda nacional						
IVRRJR (baseado na UFIR)	-	374.319	17,67	-	428.732	15,54
ICF (baseado no IGP-DI)	-	-	-	-	820	0,03
URTJLP	-	402.364	19,00	-	365.004	13,23
Não indexado	-	61.626	2,91	-	337.085	12,22
		838.309	39,58		1.131.641	41,02
		2.117.952	100,00		2.758.961	100,00

c) Variação das moedas estrangeiras e indexadores:

	%	
Moeda – indexador	2003	2002
Dólar Americano – USD	(18,23)	52,27
Libra Esterlina – GBP	(8,98)	68,77
Euro – EUR	(1,37)	79,35
ICF (baseado no IGP-DI)	1,98	29,95
URTJLP	12,82	3,71

A variação do indexador ICF de 1,98% acima indicada, refere-se ao período de janeiro a março de 2003, tendo, o respectivo contrato, sido integralmente quitado.

d) Vencimentos dos empréstimos, financiamentos e encargos a longo prazo:

	Controladora		Consolidado	
	2003	2002	2003	2002
2004	-	199.736	-	265.668
2005	194.896	213.009	270.620	288.534
2006	205.489	221.592	294.020	311.887
2007	287.625	299.508	375.457	388.948
2008	73.284	84.438	160.106	172.643
2009	66.390	73.855	147.736	155.364
De 2010 até 2024	300.656	347.641	611.516	668.652
	1.128.340	1.439.779	1.859.455	2.251.696

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno

Taxas fixas de 11,90% a 12,00% a.a. (Em 2002, 6,00% a 12,00% a.a.)
Taxas flutuantes: 18,49% a.a. (Em 2002, 26,00% a.a.)

Mercado externo

Taxas fixas de 6,00% a 8,49% a.a. (Em 2002, de 3,00% a 8,49% a.a.)
Taxas flutuantes de 1,73% a 9,95% a.a. (Em 2002, de 2,22% a 9,99% a.a.)

No consolidado

Mercado interno

Taxas fixas de 11,90% a 12,00% a.a. (Em 2002, de 6,00% a 12,00% a.a.)
Taxas flutuantes: 13,25% a 18,49% a.a. (2002, 14,00% a 26,00% a.a.)

Mercado externo

Taxas fixas de 6,00% a 8,49% a.a. (Em 2002, de 3,00% a 8,49% a.a.)
Taxas flutuantes de 1,73% a 9,95% a.a. (Em 2002, de 2,22% a 9,99% a.a.)

NOTA 12 – DEBÊNTURES

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, cujo saldo atualizado até 31.12.2003 é de R$ 101.536, sendo R$ 9.146 no passivo circulante e R$ 92.390 no exigível a longo prazo (até 31.12.2002, R$ 99.510, R$ 2.369 no passivo circulante e R$ 97.141 no exigível a longo prazo).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003 com vencimento final em 01.04.2013, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001. O saldo atualizado até 31.12.2003 é de R$ 176.003, sendo R$ 24.803 no passivo circulante e R$ 151.200 no exigível a longo prazo (até 31.12.2002, R$ 197.665, R$ 29.665 no passivo circulante e R$ 168.000 no exigível a longo prazo).

Os juros sobre as debêntures são pagos anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 e os da 2ª série a partir de 1° de junho de 2002 e são calculados conforme abaixo:

1ª série: de 01.12.2001 a 01.12.2003 – IGP-M + 11,2% a.a.
de 02.12.2003 a 01.12.2013 – IGP-M + 9,4% a.a.
2ª série: de 01.06.2002 a 01.06.2004 – IGP-M + 11,2% a.a.
de 02.06.2004 a 01.06.2013 – IGP-M + 9,4% a.a.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004, com vencimento final em 1° de dezembro de 2013 e a da 2ª série, a partir de 1° de junho de 2004, com vencimento final em 1° de junho de 2013.

NOTA 13 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo atual:

	Controladora					
	2003			2002		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	-	-	-	17	1.177	490
PASEP						
Parcelamento em 72 meses	10	360	-	22	385	321
INSS						
Parcelamento em 240 meses	110	947	7.738	122	916	8.398
Parcelamento em 96 meses	-	-	-	21	274	206
		947	7.738		1.190	8.604
		1.307	7.738		2.752	9.415

Os parcelamentos de imposto de renda e de INSS (96 parcelas) foram vertidos para o patrimônio da Companhia, na operação de cisão parcial da ELETROSUL, e vinham sendo pagos em seus respectivos vencimentos. Por exigência dos órgãos arrecadadores, os processos foram mantidos com a inscrição no CNPJ da empresa cindida. Tendo em vista o interesse da ELETROSUL em aderir ao REFIS, e estando os referidos processos em seu nome, a Companhia pagou, em 30.09.2003, diretamente à ELETROSUL os saldos devedores naquela data, ficando a mesma responsável pelos respectivos processos, conforme termo pactuado entre as partes.

NOTA 14 - OBRIGAÇÕES ESTIMADAS

	Controladora			
	2003			2002
	Circulante	Longo prazo	Total	Total
Provisões trabalhistas	7.668	-	7.668	6.928
Provisão para grandes manutenções	5.735	17.449	23.184	33.189
Provisão bônus gerencial	3.500	-	3.500	3.200
Provisão participação nos lucros ou resultados	8.500	-	8.500	-
Provisão para aquisição energia elétrica	58.085	4.646	62.731	119.226
Outras	312	582	894	109
	83.800	22.677	106.477	162.652

As provisões trabalhistas referem-se às estimativas de 13º salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se à parcela de responsabilidade da Companhia, em virtude da exposição da ITASA no MAE no período de junho de 2001 a fevereiro de 2002, por decorrência do Despacho ANEEL nº 288/2002. Visando à recomposição do equilíbrio econômico-financeiro dos contratos de compra e venda de energia entre a Companhia e a ITASA, foram celebrados aditivos aos referidos contratos, em 20.02.2003 e 26.06.2003 (ver Nota 24), concedendo reajuste extraordinário do preço da energia contratada, pelo período total de 24 meses, contados a partir de fevereiro de 2003. A ITASA reconheceu em suas demonstrações financeiras o total devido no âmbito do MAE, bem como faturou a energia vendida à Companhia nos meses de fevereiro a dezembro 2003, com base nos novos preços contratados. Tendo em vista que a despesa decorrente da exposição no MAE, acima citada, será recuperada através da venda futura de energia elétrica aos seus acionistas, a ITASA registrou o seu valor no ativo, na rubrica "despesas antecipadas", para amortização no resultado concomitantemente com a realização das receitas. O valor amortizado na ITASA até 31.12.2003, em consonância com o procedimento acima descrito, é de R$ 96.365 remanescendo um saldo de R$ 95.199 para os próximos 12 meses. Todos os efeitos advindos dessas operações, contabilizados pela ITASA, foram neutralizadas nas demonstrações financeiras da Companhia, através da reversão de parte desta provisão, no valor de R$ 61.456.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

O balanço patrimonial consolidado inclui o valor de R$ 38, referente a provisões trabalhista reconhecidas nas demonstrações financeiras da ITASA (R$ 39 em 2002) e o valor de R$ 365, referente à provisão para manutenção programada da Usina Hidrelétrica Cana Brava, registrado na CEM.

NOTA 15 – PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações do INSS e da SRF, que estão sendo impugnadas administrativamente, e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	Controladora					
	2003				2002	
	Circulante	Longo Prazo	Total	Depósitos judiciais	Total	Depósitos judiciais
Trabalhistas						
Vínculo empregatício e reintegração	3.670	14.972	18.642	12.405	17.658	13.723
Periculosidade	178	726	904	388	862	516
Jornada de advogado e horas extras	254	1.037	1.291	274	1.322	340
Horas in itinere	291	1.187	1.478	188	1.313	86
Outras	617	2.513	3.130	2.434	2.805	2.086
	5.010	20.435	25.445	15.689	23.960	16.751
Cíveis						
Fornecedores	2.681	23.053	25.734	-	26.916	-
Atingidos pela UHE Itá	1.354	5.973	7.327	-	11.514	-
Danos emergentes e lucros cessantes	305	1.344	1.649	-	2.563	-
Doença ocupacional e acidente do trabalho	3.356	14.804	18.160	-	8.733	-
Outras	304	1.344	1.648	-	1.291	-
	8.000	46.518	54.518	-	51.017	-
Fiscais						
Contribuição Social	-	9.540	9.540	4.477	16.359	3.584
PIS e COFINS	-	-	-	-	50.678	-
INSS	-	6.983	6.983	3.029	8.865	4.191
	-	16.523	16.523	7.506	75.902	7.775
	13.010	83.476	96.486	23.195	150.879	24.526

O balanço patrimonial consolidado inclui o valor de R$ 413, referente a provisões para contingências cíveis reconhecidas nas demonstrações financeiras da CEM.

A Companhia reverteu, neste exercício, as seguintes provisões para contingências fiscais, pelas razões abaixo expostas:

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

a) PIS/COFINS sobre repasse de energia de ITAIPU

Em junho de 2000, a ELETROSUL, de cuja cisão parcial originou a Tractebel Energia, ingressou na justiça com Mandado de Segurança Preventivo, com o objetivo de impedir a exigência de PIS/COFINS sobre o repasse de energia de ITAIPU. Nos autos, alegou litisconsórcio ativo necessário com a GERASUL (denominação anterior da Tractebel Energia), que deveria ficar responsável por eventuais débitos de períodos anteriores à cisão.

No julgamento de primeira instância sobreveio sentença concedendo a segurança nos termos do pedido, o que levou a Administração da Companhia a reconhecer provisão para contingência em suas demonstrações financeiras e apelar da decisão.

Em decisão da 2ª. Turma do TRF – 4ª. Região, por unanimidade, ocorrida em 26.08.2003, foi afastada a responsabilidade da Companhia sobre os tributos em questão, cuja provisão, no valor de R$ 53.448, foi revertida no presente exercício.

b) Contribuição Social sobre o Lucro Líquido

A Companhia possuía parcelamento referente a CSLL, decorrente de débitos anteriormente discutidos na esfera judicial. Com o advento da Lei nº. 9.779/99, cujo artigo 17 previa a possibilidade de quitação de débitos, com exclusão de multa e juros de mora, a Companhia requereu à Secretaria da Receita Federal a utilização do benefício previsto na norma legal, o qual foi negado sob a alegação de que o débito em questão não se enquadrava naquele dispositivo. Em 30.09.1999, a Companhia, amparada por liminar obtida em Mandado de Segurança, procedeu à quitação do mencionado parcelamento, revertendo os valores de multa e juros de mora nele contidos, e, concomitentemente, constituiu provisão para contingência de idêntico valor.

Em 29.09.2003, o Mandado de Segurança teve julgamento de mérito, com decisão favorável, o que levou a Companhia a reverter a referida provisão, no valor de R$ 17.070.

Neste exercício, a Companhia constituiu provisão no valor de R$ 9.109, correspondente à utilização de bases negativas anteriores a 01.01.1992 na apuração de CSLL nos anos-calendários de 1996 e 1997, cujo procedimento foi objeto de autuações fiscais. Tais autuações estão sendo impugnadas, pela Companhia, na esfera administrativa, sendo que a referente ao ano-calendário de 1996 teve decisão desfavorável, em 28.08.2003, pela 1ª. Câmara do 1º. Conselho de Contribuintes, devendo ser apreciada pela Câmara Superior daquele órgão.

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras. Os valores envolvidos estão abaixo discriminados:

	2003			2002		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	7.215	9.568	16.783	4.039	7.108	11.147
Cíveis	10.482	1.468	11.950	8.145	-	8.145
	17.697	11.036	28.733	12.184	7.108	19.292

NOTA 16 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1º	-	1	1
2º ao 6º	-	-	-
7º ao 25º	30.08.2004	680	12.920
26º ao 35º	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo circulante e exigível a longo prazo, que corresponde a R$ 131.347, em 31.12.2003 (R$ 99.922, em 31.12.2002).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

NOTA 17 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são determinados por atuário independente, com base no Método da Unidade de Crédito Projetada.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da Fundação Eletrosul de Previdência e Assistência Social – ELOS e da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados.

A ELOS e a PREVIG são entidades fechadas de previdência complementar, pessoas jurídicas de direito privado, de fins não lucrativos, sendo que a primeira é patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras, e a segunda é patrocinada exclusivamente pela Tractebel Energia.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

A ELOS e a PREVIG administram Plano de Benefícios do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria da ELOS e da PREVIG consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados mês a mês pelo IGP-DI e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente por um fator determinado em função da oscilação do número de empregados participantes do Plano) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no exercício de 2003 foi de R$ 7.246 (R$ 6.202 em 2002).

A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação) e pelo custeio de 100% do valor das despesas administrativas da PREVIG. Ambas as despesas são limitadas em 15% do total das respectivas receitas previdenciais. O valor de responsabilidade da Companhia do exercício de 2003 foi de R$ 2.702 (R$ 1.544 em 2002).

Em 04.10.2002, através do Ofício nº 1755/SPC/GAB/COA, a Secretaria de Previdência Complementar – SPC aprovou a rescisão do Convênio de Adesão da Companhia com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, cujo Estatuto e Regulamento do Plano de Benefícios são os mesmos adotados pela Fundação ELOS, mantendo-se, assim, todos os direitos e obrigações da Patrocinadora e dos Participantes. Em virtude de ações judiciais impetradas por entidades sindicais e associação de aposentados, até o encerramento do exercício de 2002 as reservas matemáticas e respectivos ativos garantidores não haviam sido transferidos da ELOS para a PREVIG.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Em 25.01.2003, a ELOS e a PREVIG, com interveniência anuência das respectivas patrocinadoras, firmaram Termo de Acordo para Transferência Parcial dos Direitos e Obrigações do Plano de Benefícios de responsabilidade da Tractebel Energia na ELOS para o gerenciamento da PREVIG. Referido Termo de Acordo estabeleceu a transferência imediata dos ativos financeiros garantidores das reservas matemáticas de benefícios a conceder, correspondentes aos participantes que ainda não entraram em gozo de benefícios, e de benefícios concedidos, compreendendo os participantes assistidos que entraram em gozo de benefício após 23.12.1997. Estabeleceu, ainda, que as partes deverão buscar, de forma consensual, alternativas àquela aprovada pela SPC para a parcela do Plano de Benefícios de responsabilidade da Companhia que ainda não foi vertida da ELOS para a PREVIG. Considerando que o Termo de Acordo expirou no dia 20.09.2003, as partes estão buscando a regularização da situação o mais rapidamente possível.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.
A conciliação dos passivos decorrentes de benefícios pós-emprego, reconhecidos nas demonstrações financeiras da Companhia é a seguinte:

	2003		2002	
	Plano de Aposentadoria	**Gratificação Confidencialidade**	**Plano de Aposentadoria**	**Gratificação Confidencialidade**
Valor presente das obrigações atuariais total ou parcialmente cobertas	1.085.789	-	898.112	-
Valor justo do ativo	(642.113)	-	(538.397)	-
Valor presente das obrigações atuariais totalmente descobertas	-	1.075	-	946
Subtotal	443.676	1.075	359.715	946
Valor líquido das perdas atuariais não reconhecidas no balanço	(200.369)	(281)	(107.295)	(213)
Passivo reconhecido no balanço	243.307	794	252.420	733

O valor das perdas atuariais excedente a 10% do valor presente das obrigações atuariais será amortizado anualmente, de forma linear, pelo período de, aproximadamente, 13 anos, que corresponde ao tempo médio remanescente de trabalho estimado para os empregados participantes do plano.

Parte do passivo atuarial reconhecido no balanço, decorrente de "benefícios pós-emprego", está coberta por obrigações contratadas/reconhecidas através de instrumento de confissão de dívida e de termo de acordo, firmado pela Companhia. A composição do passivo nas demonstrações financeiras é a seguinte:

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

	2003			2002
	Circulante	Longo prazo	Total	Total
Obrigações contratadas/reconhecidas				
Contrato de confissão de dívidas passadas, incluindo o financiamento de despesas administrativas	18.489	84.615	103.104	100.408
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuições extraordinárias	25.233	37.742	62.975	68.670
Passivo atuarial não contratado	-	78.022	78.022	84.075
	43.722	200.379	244.101	253.153

A movimentação do passivo atuarial, reconhecida no balanço patrimonial do exercício de 2003, está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2001	**269.861**	**657**	**270.518**
Despesas do exercício de 2002	28.979	106	29.085
Contribuições reais da Cia. no ano de 2002	(46.420)	-	(46.420)
Benefícios pagos pela Cia. no ano de 2002	-	(30)	(30)
Passivo em 31.12.2002	**252.420**	**733**	**253.153**
Despesas do exercício de 2003	39.075	147	39.222
Contribuições reais da Cia. no ano de 2003	(48.188)	-	(48.188)
Benefícios pagos pela Cia. no ano de 2003	-	(86)	(86)
Passivo em 31.12.2003	**243.307**	**794**	**244.101**

Os valores a serem reconhecidos no resultado do exercício de 2004 são os seguintes:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	7.784	64	7.848
Custo dos juros	115.747	108	115.855
Rendimento esperado do ativo do plano	(69.869)	-	(69.869)
Amortização de perdas atuariais	6.964	14	6.978
Contribuição dos empregados	(3.564)	-	(3.564)
Total	57.062	186	57.248

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto – 11% a. a.
Taxa de retorno esperado dos ativos – 11% a. a.
Crescimento salarial futuro
- Participante ativo – 8% a. a.
- Participante auto-patrocinado – 5% a. a.
Crescimento dos benefícios da previdência social – 5% a. a.
Crescimento dos benefícios do Plano patrocinado pela Companhia – 5% a. a.
Inflação – 5% a. a.
Fator de capacidade
- Salários – 98%
- Benefícios – 98%

Hipóteses Demográficas

Tábua de Mortalidade (ativos) – GAM 1983
Tábua de Mortalidade de Inválidos – RRB 1944
Tábua de Entrada em Invalidez – RRB 1944
Tábua de Rotatividade – Experiência Towers Perrin
Idade de Aposentadoria – Primeira idade de elegibilidade
% de participantes ativos casados na data da aposentadoria – 95%
Diferença de idade entre participante e cônjuge – Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão – 100%
Fator de conversão do SB40 – 140%

NOTA 18 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 48.603, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 142.949, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº. 288, de 16.05.2002, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

NOTA 19 – PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social e dividendos

O capital social da Companhia, em 31 de dezembro de 2003, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 188.615.048.399 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 2003 é de R$ 3,99 (R$ 4,23 em 31.12.2002).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe "A" e de 6%, para as de classe "B", calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

O quadro societário da Companhia, em 31.12.2003, está assim constituído:

	% do Capital			
Acionistas	ON	PNA	PNB	Total
Tractebel EGI South America Ltda.	80,42	29,50	73,16	78,32
Banco Clássico S.A.	9,85	-	5,76	8,67
BNDES Participações S.A. – BNDESPAR	3,21	-	9,54	5,04
União Federal	3,13	-	0,89	2,48
Caixa de Previd. dos Funcionários do Banco do Brasil	1,33	-	-	0,94
Outros	2,06	70,50	10,65	4,55
	100,00	100,00	100,00	100,00

	Controladora	
	2003	2002
Composição das reservas:		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	63.492	37.635
Reserva de retenção de lucros	843	185.203
	64.335	222.838

c) Dividendos intermediários

Em 13.03.2003, o Conselho de Administração da Companhia, usando a competência que lhe conferem os §§ 2° e 4° do artigo 37 do Estatuto Social, aprovou o pagamento de dividendos intermediários com base nas reservas de lucros existentes em 31.12.2001, exceto a reserva legal, no valor de R$ 184.360, correspondentes a R$ 0,357369 por lote de 1.000 ações preferenciais classe A, R$ 0,282431 por lote de 1.000 ações preferenciais classe B e R$ 0,282431 por lote de 1.000 ações ordinárias, os quais foram pagos em 15.04.2003.

NOTA 20 – DIVIDENDOS PROPOSTOS

Durante o exercício de 2003, o Conselho de Administração da Companhia aprovou créditos de juros sobre o capital próprio, conforme abaixo discriminado, em conformidade com a Lei nº 9.249/95 e Deliberação CVM nº 207/96:

i. Em 11.07.2003, no valor de R$ 144.000, correspondentes a R$ 0,2580724924 por lote de mil ações Preferenciais Classe A, R$ 0,2206034612 por lote de mil ações Preferenciais Classe B e Ordinárias. Conforme Aviso aos Acionistas publicado em 14.07.2003, as ações da Companhia passaram a ser negociadas ex-juros sobre o capital próprio a partir de 29.07.2003 e o valor dos juros será pago em data a ser posteriormente definida e comunica através de Aviso aos Acionistas;

ii. Em 13.11.2003, no valor de R$ 90.000, correspondentes a R$ 0,162856 por lote de mil ações Preferenciais Classe A, R$ 0,137877 por lote de mil ações Preferenciais Classe B e Ordinárias. Conforme Aviso aos Acionistas publicado em 14.11.2003, as ações da Companhia passaram a ser negociadas ex-juros sobre o capital próprio a partir de 26.11.2003 e os juros sobre o capital próprio serão pagos aos Acionistas no dia 02.01.2004.

Os valores acima mencionados, líquidos do imposto de renda retido na fonte, serão imputados aos dividendos referentes ao exercício de 2003.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não estão sendo apresentados na demonstração do resultado do período, em virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão somente nas linhas do imposto de renda e da contribuição social.

Os dividendos mínimos obrigatórios correspondem a 25% do lucro líquido ajustado nos termos da Lei das Sociedades por Ações, conforme disposto no § 1° do artigo 37 do Estatuto Social da Companhia.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

a) Cálculo dos dividendos mínimos obrigatórios	
Lucro líquido do exercício	517.154
Constituição da reserva legal (5%)	(25.857)
Base de cálculo	491.297
Dividendos mínimos obrigatórios (25%)	**122.824**
b) Dividendos / juros sobre o capital próprio propostos	
Juros sobre o capital próprio, líquidos de IRRF	198.900
Saldo dos dividendos propostos	257.297
Subtotal	456.197
I.R.R.F. dos juros sobre o capital próprio	35.100
Total	**491.297**
Dividendos / juros sobre o capital próprio antes da retenção do imposto de renda, por lote de 1.000 ações **(em R$ 1,00)**:	
Preferenciais classe A	0,773822
Preferenciais classe B	0,698884
Ordinárias	0,698884

O saldo dos dividendos propostos, no valor de R$ 257.297, correspondente a R$ 0,416032 por lote de 1.000 ações preferenciais classe A e R$ 0,394175 por lote de 1.000 ações preferenciais classe B e ordinárias, serão pagos após a deliberação da Assembléia Geral Ordinária que aprovar as Demonstrações Financeiras.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

NOTA 21 – DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

	Controladora					
	2003					2002
	Custos		Despesas			
	Produção e comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	51.590	4.961	3.221	27.036	86.808	70.873
Material	8.880	132	34	587	9.633	8.725
Serviço de terceiro	27.183	1.331	1.387	19.215	49.116	43.097
Combustível p.produção energia – CCC	223.129	-	-	-	223.129	216.294
Combustível p/produção energia – sem subvenção	77.346	-	-	-	77.346	57.293
Compensação financeira pela utilização de recursos hídricos	36.263	-	-	-	36.263	36.768
Encargos de uso da rede elétrica	-	-	38.603	-	38.603	7.627
Uso de bem público – UBP	14.539	-	-	-	14.539	15.884
Depreciação e amortização	159.229	-	28	1.492	160.749	158.615
Provisão para créditos de liquidação duvidosa	-	-	142.949	-	142.949	-
Constituição/Reversão de provisões operacionais, líquidas	(50.127)	-	-	(72.162)	(122.289)	108.903
Seguros	13.205	834	-	19	14.058	11.113
Previdência privada – SB-40	-	-	-	24.993	24.993	25.428
Indenizações trabalhistas	-	-	-	3.398	3.398	8.376
Taxa de fiscalização	-	-	-	4.974	4.974	4.878
Quotas - CCC e CDE	3.431	-	-	-	3.431	1.914
Contribuições e doações	1.397	30	306	2.374	4.107	3.372
Outras despesas	1.820	(21)	4.616	10.094	16.509	11.134
	567.885	7.267	191.144	22.020	788.316	790.294

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

	Consolidado					
	2003					2002
	Custos		Despesas			
	Produção e comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	51.741	4.961	3.221	28.791	88.714	72.002
Material	9.298	132	34	604	10.068	9.637
Serviço de terceiro	30.131	1.331	1.393	21.434	54.289	44.729
Combustível p/produção energia – CCC	223.129	-	-	-	223.129	216.294
Combustível p.produção energia – sem subvenção	77.346	-	-	-	77.346	57.293
Compensação financeira pela utilização de recursos hídricos	46.099	-	-	-	46.099	43.810
Encargos de uso da rede elétrica	-	-	61.683	-	61.683	20.216
Uso de bem público – UBP	14.539	-	-	-	14.539	15.884
Depreciação e amortização	197.546	-	28	8.755	206.329	189.877
Provisão para créditos de liquidação duvidosa	-	-	143.720	-	143.720	-
Constituição/Reversão de provisões operacionais, líquidas	(49.762)	-	-	(71.770)	(121.532)	108.903
Seguros	14.412	834	-	19	15.265	12.106
Previdência privada – SB-40	-	-	-	24.993	24.993	25.428
Indenizações trabalhistas	-	-	-	3.398	3.398	8.376
Taxa de fiscalização	-	-	-	6.429	6.429	4.878
Quotas - CCC e CDE	3.431	-	-	-	3.431	1.914
Contribuições e doações	1.448	30	306	2.549	4.333	3.372
Outras despesas	2. 102	(21)	4.617	10.632	17.330	11.980
	621.460	7.267	215.002	35.834	879.563	846.699

NOTA 22 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação de seu parque de informática (microcomputadores). Os contratos atualmente existentes envolvem 208 equipamentos, representando cerca de 40% do total.

O prazo de arrendamento é de 36 meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor de R$ 1,00.

O saldo das contraprestações a pagar, em 31.12.2003, é de R$ 674, dos quais R$ 345 têm vencimento em 2004 e R$ 329, nos próximos exercícios. O montante das contraprestações reconhecidas no resultado do exercício de 2003 é de R$ 255.

NOTA 23 – INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 13.810 mil, equivalente a R$ 39.900 em 31.12.2003, amortizado semestralmente a partir de 15.04.2003. No exercício de 2003, esta operação gerou despesa de R$ 1.734 (R$ 1.482 em 2002), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, efetuada com as distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em ratings divulgados pelas agências classificadoras de risco.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

	Controladora			
	2003		2002	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	881.287	857.916	1.101.154	943.396
Empréstimos e encargos em moeda nacional	435.945	414.117	766.637	748.999
	1.317.232	1.272.033	1.867.791	1.692.395

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 24 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Em 20.02.2003, a Companhia assinou aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2003 a janeiro de 2004, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia contratada, para fazer face à exposição da ITASA no MAE, no período de junho de 2001 a fevereiro de 2002, relativamente à 1ª liquidação ocorrida em 30.12.2002.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Na mesma data de 20.02.2003, a Companhia celebrou Termo de Compromisso visando à antecipação do pagamento dos Reajustes Extraordinários previstos nos aditivos aos contratos mencionados acima, com taxa de desconto de 0,949% a.m. sobre o valor total do reajuste extraordinário, tendo sido pago à ITASA, a título de adiantamento, o montante de R$ 65.734, dos quais R$ 61.456 foram baixados através de encontro de contas com os faturamentos do reajuste extraordinário relativo aos meses de fevereiro a dezembro de 2003, restando R$ 4.278 pendentes em 31.12.2003, na rubrica "Adiantamento a Fornecedores".

Em 26.06.2003, a Companhia assinou novos aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2004 a janeiro de 2005, e novo Termo de Compromisso de antecipação de pagamento, nas mesmas condições do anteriormente assinado, para fazer face ao saldo da exposição da ITASA no MAE, cuja liquidação ocorreu em 03.07.2003. Em decorrência destes novos instrumentos contratuais, a Companhia antecipou à ITASA, em 04.07.2003, o montante de R$ 58.453, dos quais R$ 53.807 estão registrados no ativo circulante e R$ 4.646 no realizável a longo prazo.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Contrato com a Suez-Tractebel S.A. (Controladora Indireta)

Em 02.05.2002, a Companhia celebrou contrato com a Suez-Tractebel S.A. (atual denominação da Tractebel S.A.), sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim. O valor dos honorários durante a vigência do contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS, devendo os serviços executados e respectivos honorários ser submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários.

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora						
	2003						2002
	Tractebel EGI Ltda.	Lages Bioenergica Ltda.	Suez-Tractebel S.A.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo							
Contas a receber	649	118	-	53.249	60.685	114.701	2.766
Passivo							
Fornecedores	-	-	-	26.746	11.825	38.571	24.472
Dividendos e juros sobre o capital próprio	357.234	-	-	-	-	357.234	-
Resultado							
Receita operacional							
Receitas de serviços:							
Administração	-	84	-	536	-	620	316
Operação e manutenção	-	-		2.060	8.036	10.096	7.248
Despesa operacional							
Compra energia	-	-	-	206.024	206.466	412.490	146.163
Consultoria	-	-	6.521	-	-	6.521	-
Financeiro							
Receita	-	-	-	-	6.745	6.745	143
Despesa	-	-	-	-	-	-	4.752

NOTA 25 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2003 totaliza R$ 671.828 (R$ 716.889 em 31.12.2002).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Também é interveniente no Contrato de Empréstimo nº 1260/OC/BR firmado em 08.12.2000 e aditado em 06.03.2001, com o Banco Interamericano de Desenvolvimento – BID, tendo assumido, com ambos os agentes financeiros, as seguintes principais obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES e ao BID quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES e ao BID, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2003 totaliza R$ 627.294 (R$ 737.559 em 31.12.2002).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.12.2003 totaliza R$ 33.247.

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

NOTA 26 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.335.761 mil, equivalentes a R$ 9.637.681 em 31.12.2003, e de lucro cessante com valor declarado de US$ 388.900 mil, equivalentes a R$ 1.123.610 em 31.12.2003. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000 mil, equivalentes a R$ 433.380 em 31.12.2003, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A partir de 19.12.2003 a UHE Cana Brava, cuja concessão pertence à controlada CEM, foi incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 924.544 em 31.12.2003, e lucro cessante de US$ 35.500 mil, equivalentes a R$ 102.567 em 31.12.2003, através do endosso nº 1095000026.

A controlada CEM mantém a cobertura de manutenção ampla pelo período de dois anos após a entrada em operação da 3ª unidade da usina, cuja data, prevista na apólice foi 15.01.2003.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 25.000 mil (1º risco) e US$ 25.000 mil (2º risco), equivalentes ao total de R$ 144.460 em 31.12.2003. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos de Engenharia com cobertura de obras civis em construção, instalação e montagem, inclusive na fase de testes e durante 12 meses de manutenção ampla, bem como a cobertura de responsabilidade civil geral e cruzada, com as seguintes vigências:

- Obras civis em construção / instalação e montagem – 01.11.2002 a 31.12.2003
- Testes – 28.11.2003 a 12.12.2004
- Manutenção – 12.02.2004 a 12.02.2005

Os limites máximos de indenização são os seguintes:

- Obras civis em construção / instalação e montagem – R$ 44.712
- Responsabilidade civil geral e cruzada – R$ 1.806

NOTA 27 – CONTRATOS DE LONGO PRAZO

Além dos contratos com sociedades controladas e com a controladora indireta citados na Nota 24, a Companhia possui direitos e compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1° de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia elétrica vendida através dos Contratos Iniciais. O contrato tem vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

Para atender os contratos de venda da energia elétrica liberada dos Contratos Iniciais e da energia elétrica oriunda das usinas que entraram em operação comercial a partir de 01.01.2002, a Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, através dos quais assumiu 50% dos custos de transmissão, ficando os 50% restantes sob a responsabilidade das concessionárias distribuidoras. Os custos, para a Companhia, totalizaram R$ 33.617 em 2003 (R$ 3.517 em 2002).

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005. As quantidades abaixo indicadas referem-se aos saldos contratuais para suprimento no período de 01.01.2004 a 31.05.2005:

- Rio Grande Energia S.A. – RGE: – Total de 2.224.716 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: – Total de 7.681.194 MWh;
- Companhia Estadual de Energia Elétrica – CEEE: – Total de 809.586 MWh;
- Empresa Energética de Mato Grosso do Sul S.A. – ENERSUL: – Total de 1.856.124 MWh;
- Furnas Centrais Elétricas S.A.: – Total de 3.442.386 MWh;
- AES Sul – Distribuidora Gaúcha de Energia S.A.: – Total de 2.586.726 MWh.

d) Contratos Bilaterais de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes principais contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Período de 01.01.2004 a 31.12.2014 – Total de 41.799.609 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Período de 01.01.2004 a 31.12.2008 Total de 32.233.468 MWh;
- Companhia Paulista de Força e Luz e Companhia Piratininga de Força e Luz: Período de 01.01.2004 a 31.12.2010 – Montante global de 17.243.869 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Período de 01.01.2004 a 31.12.2007 – Total de 526.023 MWh;
- Companhia Paulista de Força e Luz: Período de 01.01.2004 a 31.12.2005 – Total de 2.016.448 MWh; e 01.01.2004 a 31.12.2007 – Total de 140.224 MWh;
- Light Serviços de Eletricidade S.A.: Período de 01.01.2004 a 31.12.2005 – Total de 175.410 MWh; e 01.01.2004 a 31.12.2007 – Total de 1.332.518 MWh;
- Comercializadoras: O total global dos contratos com concessionárias comercializadoras, referente ao período de 01.01.2004 a 31.12.2014 é de 25.967.977 MWh;
- Consumidores Livres: Os contratos com clientes Consumidores Livres, para o período de 01.01.2004 a 31.12.2011, totalizam 14.442.163 MWh.

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

NOTA 28 - SEVIÇOS DE AUDITORIA

Os auditores independentes da Companhia e suas controladas, Deloitte Touche Tohmatsu, não prestam outros serviços além dos serviços de auditoria contábil.

(A nominata de assinaturas das Demonstrações Financeiras do exercício social findo em 31 de dezembro de 2003 encontra-se na próxima folha)

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

(Nominata de assinaturas das Demonstrações Financeiras do exercício social findo em 31 de dezembro de 2003, da Tractebel Energia S.A.).

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus Maria Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Eric Louisa Frans Kenis
Conselheiro

Luiz Antônio Barbosa
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

DEPARTAMENTO DE CONTABILIDADE

Waltamir Barreiros
Contador – CRC SC 008283/O-8

Relatório da Administração – 2003

Senhores acionistas,

A Administração da Tractebel Energia S.A. tem a satisfação de apresentar o seu Relatório Anual da Administração e as Demonstrações Financeiras relativas ao exercício de 2003, acompanhadas do parecer dos Auditores Independentes. Toda a documentação relativa às contas apresentadas está à disposição dos senhores acionistas, a quem a Diretoria Executiva sentir-se-á honrada em prestar os esclarecimentos adicionais, se necessários.

Apresentação

No exercício de 2003, apesar do ambiente de negócios no País ter sido marcado pela desaceleração da atividade econômica, ocasionada pelos ajustes macroeconômicos efetuados para debelar o surto inflacionário no início do ano e interromper os movimentos especulativos que se seguiram ao processo eleitoral do ano de 2002, a Tractebel Energia apresentou resultados positivos e comemorou cinco anos de atividades, consolidando-se como a maior geradora privada de energia elétrica do País. Nesses cinco anos, investiu em novos projetos de geração próprios e de suas controladas o equivalente a R$ 2,3 bilhões, a preços de 31/12/2003, aumentando em 67% sua capacidade de fornecimento de energia elétrica.

Apesar dos resultados obtidos pela Companhia, 2003 foi um ano difícil para o setor de energia elétrica e os negócios ocorreram num quadro de excesso de oferta de energia no mercado e de instabilidade regulatória, que influenciaram significativamente a percepção de risco dos investidores quanto ao retorno dos investimentos nesse setor.

Esses cenários, aliados a dificuldades na obtenção de licenças ambientais para novos empreendimentos, levaram a Companhia a postergar investimentos previstos e a adotar uma política de contenção de despesas, com reflexos expressivos nos resultados no exercício.

Não obstante a evolução adversa do ambiente de negócios e do contexto regulatório, a Companhia obteve bons índices de comercialização de energia elétrica, se comparados com os do mercado, e aproveitou as oportunidades para ampliar o desenvolvimento de negócios com consumidores livres. No encerramento do ano, a Companhia estava atendendo a diversas unidades industriais, localizadas em 11 estados brasileiros.

O mercado de livre comercialização com grandes consumidores se mostrou potencialmente viável, dado o compromisso de longo prazo assumido pela Tractebel Energia e a seriedade no tratamento de seus clientes. O desenvolvimento de um mercado livre e competitivo se constitui em um importante fator de aumento de competitividade para as indústrias nacionais e o País, promovendo oportunidades de crescimento para a Companhia.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Esse resultado reflete as boas condições do parque instalado da Tractebel Energia, mantidas através de um cuidadoso programa de manutenções que, somente em 2003, teve uma aplicação de recursos da ordem de R$ 20 milhões, e nos últimos cinco anos totalizou R$ 197 milhões, a preços de 31/12/2003. Em conseqüência, os índices de disponibilidade para geração de energia fora dos períodos de revisões programadas atingiram 98% para as Usinas Hidráulicas, responsáveis por 79% da capacidade de geração da Empresa, e de 92% para as Usinas Térmicas, responsáveis pelos outros 21%.

Além disso, a Companhia implantou diversas melhorias em suas unidades, com o objetivo de certificá-las de acordo com os critérios estabelecidos nas Normas ISO 9001 e 14000, e criou uma nova filial, a Tractebel Manutenção e Serviços – TMS, com o objetivo de centralizar o gerenciamento de suas atividades de manutenção e possibilitar ainda a prestação de serviços a terceiros. Merece também destaque a implantação de um novo sistema de controle das áreas de reservatórios das Usinas Hidráulicas, com o uso de imagens de satélite, que permitiu maior agilidade e efetividade no seu cuidado, reduzindo riscos decorrentes de invasões e desmatamentos de áreas verdes sob responsabilidade da Companhia.

A capacidade de geração de energia da Companhia foi ampliada com a implantação da Unidade de Co-Geração Lages, de propriedade da controlada Lages Bioenergética Ltda, autorizada a operar comercialmente a partir de dezembro de 2003, com três meses de antecipação em relação ao prazo previsto no projeto. Essa usina conjuga a produção de 28 MW de energia elétrica e 25 t/h de vapor com a redução dos problemas ambientais, causados pelo descarte de resíduos de madeira não aproveitados pela indústria madeireira da região onde a usina está situada. Por evitar a decomposição de resíduos no meio ambiente e substituir outra fonte de geração de eletricidade, o projeto é elegível para a comercialização de créditos de carbono, dentro do Mecanismo de Desenvolvimento Limpo do Protocolo de Kyoto.

Outro aspecto positivo, no exercício, foi à liquidação complementar de créditos existentes no Mercado Atacadista de Energia Elétrica – MAE, referente às transações ocorridas no âmbito desse mercado, no período de setembro de 2000 a setembro de 2002, que eliminou uma das incertezas do mercado, em função dos expressivos valores envolvidos e do tempo decorrido para essa regularização. No final do ano, a Tractebel Energia possuía ainda pendentes apenas os valores vinculados a liminares concedidas pelo judiciário.

Melhorias importantes no sistema de gestão da Companhia também foram implementadas no exercício de 2003. Para manter a motivação e o crescimento da qualidade do seu quadro de pessoal, a Empresa implementou um sistema de Gestão por Competências, com o objetivo de dar foco aos seus programas de desenvolvimento de pessoas e atender sua demanda futura de profissionais especializados nos negócios da Companhia. Nas atividades de suprimentos foi implantado um sistema de compras on-line, que além de propiciar a busca de melhores condições nas aquisições de bens e serviços, tem como objetivo permitir um melhor acompanhamento e uso das informações referentes a esses processos. Os sistemas informatizados atingiram um grau de segurança considerado adequado para a Empresa e encontram-se plenamente integrados, existindo atualmente um alto grau de segurança e maturidade no uso dessas tecnologias, que permitem uma rápida recomposição dos ambientes computacionais em casos de emergências.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Todas essas medidas levaram a uma redução de custos e à obtenção de uma ampliação relativa da participação da Companhia no mercado de energia elétrica, através da venda a grandes consumidores. Conforme se pode verificar no exame das contas da Tractebel Energia, essas ações e a situação cambial favorável possibilitaram que a Empresa obtivesse resultados positivos no exercício.

Agradecemos a confiança de nossos acionistas, clientes e colaboradores, que nos motivam na busca contínua de melhores resultados, com base nos valores fundamentais de nosso grupo: profissionalismo, criação de valor, cooperação, espírito de equipe, cuidado com o meio ambiente e ética na condução dos negócios.

Maurício Stolle Bähr

Presidente do Conselho de Administração

1998-2003: A consolidação da Tractebel Energia

Em 15 de setembro de 2003 completaram-se cinco anos desde a realização do leilão do controle acionário da estatal Gerasul e a sua aquisição pelo grupo Tractebel, que resultou na constituição da Tractebel Energia S.A., companhia privada de geração de energia elétrica.

Foi um período de cenários desafiadores, em que ocorreram duas desvalorizações cambiais, um racionamento de energia elétrica com reduções expressivas nos índices de consumo, que ainda não se reverteram, um processo de reestruturação do modelo setorial da energia elétrica e uma transição de governo, que acenava com significativas mudanças.

Foi também um período de evolução e consolidação para a Tractebel Energia, como o expressam diversos indicadores, tais como o aumento de 67% na capacidade de fornecimento de energia elétrica, de 3.719 MW para 6.201 MW; o aumento de 74% na energia assegurada, de 2.143 MW-médios para 3.737 MW-médios; e, finalmente, em 2003, uma destacada atuação na venda direta de energia elétrica a consumidores livres, com 500 MW-médios contratados junto a clientes industriais.

De fato, em 2003, numa conjuntura em que a economia do País se mostrava deprimida, o consumo de energia elétrica apresentava sinais de recuperação bem menores que os esperados, com grande quantidade de energia descontratada no mercado, e ainda com a indefinição nos rumos do setor elétrico brasileiro, a Tractebel Energia confirmou um nível de contratação de energia acima da média obtida pelo mercado, o que foi importante para a manutenção de seus resultados.

Apesar da redução de 25% dos contratos iniciais, o volume de energia elétrica vendido em 2003 pela Companhia foi de 24.327 GWh, uma redução de apenas 4% em relação aos 25.417 GWh de 2002. Esses números foram possíveis graças à contratação da energia livre diretamente com outros agentes do setor elétrico (distribuidoras e comercializadoras) e clientes industriais.

O volume contratado bilateralmente com as distribuidoras evoluiu de 199 GWh em 2002 para 2.630 GWh em 2003. Já com as comercializadoras, esse volume foi de 819 GWh no ano, sendo que em 2002 não existia nenhuma venda para esses agentes. Com os consumidores industriais, segmento no qual a Tractebel Energia tem se destacado, o salto foi de 446 GWh em 2002 para 2.317 GWh em 2003.

Distribuição da energia contratada


2002
97%
1%
0%
2%
2003
11%
3%
10%
76%
Contratos iniciais
Distribuidoras (bilaterais)
Comercializadoras (bilaterais)
Consumidores industriais (bilaterais)

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Para atingir esse nível adequado de contratação, foi fundamental uma atuação forte e estruturada da Companhia, focada em atender as necessidades de seus clientes, bem como uma estratégia de venda agressiva junto aos consumidores finais, o que a fez contabilizar, ao final do ano, uma carteira com 30 clientes livres, em 43 unidades industriais. Participou também do leilão de excedentes de energia elétrica, coordenado pelo MAE em 12 de setembro, vendendo aproximadamente 12 MW médios de energia em 19 novos contratos.

Ainda no final de 2003, embora a Tractebel Energia tenha desacelerado, por força do cenário, seu forte ritmo de expansão do parque gerador, que foi a grande marca dos primeiros quatro anos de consolidação da Companhia, iniciou a operação comercial da Unidade de Co-Geração Lages, a primeira usina movida à biomassa do Estado de Santa Catarina, com potência instalada de 28 MW de energia elétrica e de 25 t/h de vapor, de propriedade de sua controlada Lages Bioenergética Ltda.

A gestão e a performance operacional sólidas, pautadas pelo desafio de manter a sustentabilidade do negócio em que atua, associadas ao desempenho do câmbio, que teve impacto positivo sobre o endividamento em dólar, resultaram na contabilização de resultados positivos no final do exercício e no fortalecimento de uma imagem positiva da Tractebel Energia, conforme foi reconhecido e sinalizado pelo mercado e pela sociedade.

As ações da Companhia tiveram valorização bem superior à média setorial e o seu Presidente, Manoel Arlindo Zaroni Torres, recebeu o prêmio Fórum de Líderes do jornal Gazeta Mercantil pela sua atuação no setor elétrico, um dos mais significativos reconhecimentos setoriais concedido pela imprensa brasileira.

Controladores

O controle acionário da Companhia foi adquirido em 1998 pela Tractebel EGI South America Ltda, naquela data denominada Tractebel Sul Ltda, empresa constituída no Brasil sob o controle da Suez-Tractebel Société Anonyme e detentora de 78,3% do capital da Tractebel Energia.

A Suez-Tractebel S.A., sediada em Bruxelas, na Bélgica, é a divisão de energia da Suez, grupo mundial de serviços que atua em soluções globais em energia e meio ambiente para empresas, indivíduos e comunidades.

Performance setorial

A indefinição nos rumos do setor elétrico brasileiro tem provocado, por um lado, um intenso debate sobre os aspectos regulatórios e, por outro, uma certa paralisia nos aspectos comerciais. A reformulação do setor foi iniciada em 1995 e, desde então, esforços têm sido empreendidos na estruturação do arcabouço regulatório e na formulação das regras do Mercado Atacadista de Energia Elétrica (MAE). Nesse período, houve muita expectativa em torno do efetivo início do mercado livre, que ocorreria a partir de 2003, com a liberação dos contratos iniciais, sendo que as privatizações contemplavam essa expectativa.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Além da expectativa da substituição dos contratos iniciais, o País enfrentou um profundo racionamento que se iniciou em junho de 2001, terminando em fevereiro de 2002. À época não se imaginava que os reflexos do racionamento se estenderiam por tanto tempo. Somente após o racionamento percebeu-se, com clareza, que o consumo não recuperaria rapidamente os níveis anteriormente previstos. Além da alteração dos padrões de consumo, o fraco desempenho da economia não permitia a recuperação.

Somadas a isso, a implantação de algumas usinas do Programa Prioritário de Termeletricidade (PPT), criado em 2000, a antecipação de projetos hidrelétricos e a contratação da energia das usinas termelétricas emergenciais, viabilizada pela Comercializadora Brasileira de Energia Emergencial (CBEE), em 2001, aumentaram a oferta total disponível no sistema brasileiro. Como resultado, ao final de 2002 havia um excedente de oferta no sistema elétrico brasileiro da ordem de 6.000 MW-médios, somente percebido de forma generalizada em meados de 2003.

Ao final de 2003, o Ministério de Minas e Energia (MME) publicou o Modelo Institucional do Setor Elétrico, por meio da edição de Medidas Provisórias que definem os princípios básicos de um novo modelo. A reformulação proposta contempla mudanças significativas sobre o modelo atual, dentre as quais se destacam: (i) a centralização do planejamento da geração, (ii) a licitação de venda de energia segmentada em geração nova e existente, (iii) a introdução de um mecanismo de contratação multilateral, em que cada gerador contrata energia com todos os distribuidores, (iv) o fim do auto-suprimento direto entre empresas coligadas.

Também deve ser destacado que as dificuldades para liquidação de contas do Mercado Atacadista de Energia Elétrica (MAE) foram superadas ao longo de 2003, remanescendo apenas as transações ainda em discussão no judiciário. Atualmente as operações financeiras no MAE estão sendo executadas em dia.

O consumo de energia no Brasil e o PIB

O consumo de energia elétrica no País apresentou um crescimento de 3,7% em 2003 em relação a 2002, totalizando 300.646 GWh. Segundo a Eletrobrás, com exceção do segmento industrial, cujo consumo cresceu 1,7%, todas as demais classes tiveram taxas de aumento superiores à média nacional. A holding estatal ressalta que o menor crescimento do consumo faturado nas indústrias é um reflexo da migração de grandes indústrias para a autoprodução. Porém, em dezembro, essa classe apresentou aumento de consumo de 4,9%. A classe residencial registrou a primeira elevação de consumo desde o racionamento, com 4,8%, enquanto a classe comercial contribuiu com 5%, em comparação a 2002.

Contrastando com o crescimento do consumo de energia elétrica, o Produto Interno Bruto da economia brasileira apresentou uma retração de 0,2% em 2003. Foi o seu pior desempenho desde 1992, quando recuou 0,5%. A retração foi fruto de um ano marcado por juros altos, queda na renda, diminuição do consumo e aumento nas taxas de desemprego. As exportações de bens e serviços e a agropecuária, que cresceram 14,2% e 5%, respectivamente, evitaram que a retração fosse maior. A média de crescimento do PIB, nos últimos dez anos, foi de 2,4%. No quarto trimestre de 2003, o PIB registrou crescimento de 1,5% em relação ao terceiro trimestre.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

As tabelas a seguir apresentam a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:

Ano	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Consumo de Energia Elétrica (%)	2,6	5,7	4,4	6,2	4,1	1,6	4,6	-7,7	2,5	3,7
Produto Interno Bruto (%)	5,85	4,22	2,66	3,27	0,13	0,79	4,36	1,42	1,52	-0,2


Evolução do Consumo de Energia Elétrica e do PIB
8
6
4
2
0
-2
-4
-6
-8
%
5,85
5,7
6,2
4,22
4,4
2,66
3,27
4,1
0,13
1,6
0,79
4,6
4,36
1,42
-7,7
2,5
1,52
3,7
-0,2
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Ano
Consumo de Energia Elétrica
PIB

Fonte: Eletrobrás e Jornal Valor Econômico.

DESEMPENHO OPERACIONAL

Produção da Tractebel Energia

A produção total de energia elétrica da Tractebel Energia em 2003 foi de 27.156,254 GWh. Essa geração supera em praticamente 15% a média de geração obtida nos últimos cinco anos (1998 a 2002), período de existência da empresa como produtora independente de energia elétrica. Em relação à média desses mesmos cinco anos, a geração das usinas hidrelétricas em 2003 foi superior em quase 20%, como reflexo direto dos investimentos no aumento da capacidade instalada.

Essa produção representou 7,4 % de toda energia requerida pelo sistema elétrico interligado do País e correspondeu a 43 % do consumo dos estados da Região Sul.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

As condições hidrológicas no Sudeste foram mais favoráveis em 2003 que no ano anterior, reduzindo a necessidade do intercâmbio de energia a partir da Região Sul. Em relação à geração térmica, com as usinas operando em função do consumo de carvão determinado pela ANEEL, a produção foi 5% superior à obtida em 2002.

Parque gerador da Tractebel Energia

UNIDADE de PRODUÇÃO	TIPO	LOCALIZAÇÃO	CAPACIDADE NOMINAL (MW)	GERAÇÃO BRUTA TOTAL EM 2003 (MWh)
Salto Santiago	HIDRELÉTRICA	RIO IGUAÇU (PR)	1.420	6.194.473,50
Salto Osório	HIDRELÉTRICA	RIO IGUAÇU (PR)	1.078	4.383124,06
Passo Fundo	HIDRELÉTRICA	RIO PASSO FUNDO	226	1.177.220,47
Itá	HIDRELÉTRICA	RIO URUGUAI (SC e RS)	1.090 (#)	5.305.923,00
Machadinho	HIDRELÉTRICA	RIO URUGUAI (SC e RS)	382 (#)	3.457.142,82
Cana Brava	HIDRELÉTRICA	RIO TOCANTINS (GO)	450	2.212.182,64
Total Hidrelétricas			4.646	22.730.066,48
Complexo Jorge Lacerda	TERMELÉTRICA	CAPIVARI de BAIXO (SC)	857	3.703.190,59
Charqueadas	TERMELÉTRICA	CHARQUEDAS (RS)	72	174.900,72
Alegrete	TERMELÉTRICA	ALEGRETE (RS)	66	0,00
William Arjona	TERMELÉTRICA	CAMPO GRANDE (MS)	190	548071,96
Lages	TERMELÉTRICA	Lages (SC)	28	24,32
Total Termelétricas			1.213	4.426.187,59
Total Tractebel Energia			5.859 (*)	27.156.254,07

(#) A capacidade instalada das usinas de Itá e Machadinho é 1.450 MW e 1.140 MW, respectivamente. Os valores apresentados na tabela correspondem à parte efetivamente pertencente a Tractebel Energia e suas controladas.
(*) A capacidade de fornecimento de energia elétrica, incluindo os contratos para compra de longo prazo, é de **6.201** MW.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Carteira de clientes

Os principais clientes da Tractebel Energia são concessionárias distribuidoras de energia elétrica, situadas nos Estados do Mato Grosso do Sul, Santa Catarina e Rio Grande do Sul. A Companhia atendeu, também, a Região Sudeste, vendendo energia à geradora Furnas Centrais Elétricas S.A.

Com a energia de novas usinas e o início da redução gradual de 25% dos montantes dos Contratos Iniciais, a Tractebel Energia atendeu outras concessionárias, distribuidoras e comercializadoras de energia, e consumidores livres de 11 estados brasileiros.

Confiabilidade e desempenho

Para manter um parque gerador que corresponda às necessidades do setor em termos de confiabilidade e desempenho, a Tractebel Energia dispõe de um programa anual de manutenção e revitalização nas suas usinas, com cerca de R$ 20 milhões investidos em 2003.

No segundo semestre foi criada a filial Tractebel Manutenção e Serviços (TMS), destinada a preservar os ativos da Companhia e garantir que as usinas operem com disponibilidade e confiabilidade máximas, a custos otimizados. A TMS também fornece serviços de manutenção de máquinas e equipamentos para clientes externos.

Tecnologia da informação – TI

A Tractebel Energia ampliou e implementou melhorias no seu sistema digital de medição de energia e supervisão das suas usinas térmicas e hidráulicas, em 2003, obtendo um controle mais eficiente dos parâmetros operacionais e um atendimento diferenciado aos seus clientes, com o monitoramento da qualidade da energia entregue. Em sua primeira fase, o sistema conta com 176 medidores digitais, com classe de precisão de 0,2%, distribuídos nas usinas, nos clientes e nos pontos de intercâmbio de energia comercializada pela Companhia, que enviam os dados para um servidor central interligado ao Sistema de Coleta de Dados de Energia (SCDE), do MAE.

Para o final de 2004 está prevista a conclusão da segunda etapa, que adequará os Transformadores de Corrente e Potência a uma classe de precisão mínima de 0,3%.A implantação do sistema digital de medição é uma exigência do MAE/ONS/ANEEL. Adicionalmente foram efetuados o desenvolvimento e a implantação do sistema de gestão da comercialização de energia, com o objetivo de garantir exatidão e agilidade no cálculo e emissão de faturas de energia.

Outros avanços no campo da TI em 2003 foram (1) a implantação do sistema de Voz sobre IP (VoIP) em todas as unidades da empresa, o que permite reduzir em 30% as faturas de ligação de longa distância (DDD); (2) o desenvolvimento e implantação do Plano de Contingência, que garante a continuidade dos serviços essenciais de informática no caso de indisponibilidade do ambiente central na sede da Empresa; (3) a implantação da infra-estrutura de *hardware* e *software* da PREVIG, a entidade de previdência privada complementar da Empresa; (4) o cumprimento das exigências para obtenção do nível 3 de maturidade dos sistemas de informação, conforme a metodologia COBIT e; (5) a integração da Lages Bioenergética aos sistemas da Companhia.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Certificação de operadores

Em agosto de 2003 foi concluído o processo de Certificação dos Operadores de Usinas. O programa, iniciado em 2001, foi executado em duas etapas. Na primeira, concluída em 2002, foram certificados 169 operadores; na segunda, concluída em 2003, a totalidade dos 232 operadores de usinas térmicas e hidráulicas obteve a certificação.

Certificações ISO 9001 e 14001

Foram iniciados, em 2003, os trabalhos para a certificação, pelos critérios das Normas ISO 14001:1996 e ISO 9001:2000, das usinas térmicas que compõem o Complexo Termelétrico Jorge Lacerda, localizado em Capivari de Baixo (SC), e das usinas hidráulicas Itá (SC), Passo Fundo (RS), Salto Osório e Salto Santiago (PR).

INVESTIMENTOS

Conclusão da Unidade de Co-Geração Lages

Com antecipação de três meses, entrou em operação comercial em dezembro de 2003 a Unidade de Co-Geração Lages, primeira usina movida a biomassa do Estado de Santa Catarina e maior da iniciativa privada no Brasil. A unidade de co-geração, que utiliza os resíduos de madeireiras da região como combustível, tem 28 MW de potência instalada e é capaz de fornecer 25 t/h de vapor.

A usina foi construída com investimentos de R$ 80 milhões, dos quais R$ 31 milhões de recursos próprios e R$ 49 milhões financiados pelo Banco Nacional de Desenvolvimento Econômico e Social (BNDES), repassados pelo Banco Regional de Desenvolvimento do Extremo Sul (BRDE).

Seu sistema de operação, utilizando biomassa como matéria-prima, foi aprovado pelo Banco Mundial como Mecanismo de Desenvolvimento Limpo (MDL), de acordo com o protocolo de Kyoto. A usina ajuda a resolver o problema dos depósitos inadequados de resíduos industriais, com o que se configura como solução exemplar para o desenvolvimento sustentado.

Ações continuadas em Cana Brava

Após a entrada em operação, em 2002, com dois anos de antecedência em relação ao cronograma contratado com a ANEEL, das três unidades geradoras da Usina Hidrelétrica Cana Brava, no rio Tocantins, norte do estado de Goiás, que têm capacidade instalada total de 450 MW, prosseguiram a recuperação da área do canteiro de obras e os programas para a melhoria da infra-estrutura viária das propriedades e comunidades atingidas, bem como as atividades de educação ambiental e de desenvolvimento e organização da população reassentada. Para 2004 está prevista a continuidade destas atividades, bem como a construção de um centro de apoio a menores carentes, para atender cerca de 250 pessoas.

Pesquisa e Desenvolvimento

A Tractebel Energia executa anualmente o seu Programa de P&D, que favorece diversas instituições de pesquisa no Brasil, com destaque para universidades, fundações e centros de pesquisa. A Companhia procura focar essas atividades na área de meio ambiente, desenvolvimento tecnológico dos processos de geração de energia elétrica, eficiência de usinas e fontes renováveis de energia, investindo desta forma na melhoria constante de suas instalações e no atendimento à comunidade e aos clientes.

De 1999 a 2003, em cumprimento à lei nº 9.991/2000, sob fiscalização da ANEEL, a Tractebel Energia investiu R$ 9,2 milhões em P&D. Além do programa, foram investidos mais R$ 3,0 milhões em projetos de pesquisa ambiental relacionados aos reservatórios das usinas hidrelétricas. No programa de P&D 2003, a ANEEL aprovou 12 projetos, no valor de R$ 1,5 milhão. Outros recursos, no valor de R$ 1,4 milhão, foram depositados no Fundo Nacional de Desenvolvimento Científico e Tecnológico, totalizando no ano um investimento de R$ 2,9 milhões.

DESEMPENHO ECONÔMICO-FINANCEIRO

Ambiente econômico

A conjunção favorável de fatores internacionais após o fim da guerra no Iraque, como a retomada do crescimento das economias dos EUA, Japão e Europa, com a manutenção de baixas taxas de juros e a trajetória ascendente das bolsas de valores mundiais, influenciaram positivamente a economia nacional.

No primeiro ano do governo Lula, com a adoção de uma política econômica que tranqüilizou o mercado, o Real acumulou uma variação positiva de 18,23% em relação ao dólar. A balança comercial obteve um superávit recorde de US$ 24,8 bilhões. O risco Brasil atingiu 400 pontos-base ao final do ano, sendo o menor nível desde 1997. A inflação medida pelo IPCA fechou o ano em 9,3% a.a., ultrapassando em 0,8 ponto percentual a meta estabelecida pelo Banco Central, de 8,5% a.a.

No Congresso Nacional destacou-se a aprovação da reforma da previdência, com objetivo de reduzir o déficit existente no sistema.

Resultado do exercício

Em 2003, a Companhia apurou um lucro líquido de R$ 517,2 milhões, enquanto no exercício imediatamente anterior apresentara prejuízo de R$ 183,5 milhões. Esta significativa mudança de performance é atribuída, em grande parte, à variação cambial ocorrida nos dois exercícios. Enquanto no exercício de 2002 a desvalorização do Real em relação ao Dólar foi de 52,27%, chegando, a moeda norte-americana, bater na marca de R$ 3,9552, em 2003 o Real acumulou uma variação positiva de 18,23%, tendo-se verificado a negociação do Dólar na cotação mínima de R$ 2,8219.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A receita operacional líquida atingiu R$ 1.782,1 milhões neste exercício, representando um crescimento de 30,71% em relação a 2002, cujo valor foi de R$ 1.363,4 milhões. Essa evolução é decorrente do aumento nas vendas a novos clientes e dos efeitos de reajustes de preços contratuais de energia elétrica.

As despesas operacionais, antes do cômputo das despesas financeiras líquidas, totalizaram R$ 213,2 milhões, em 2003, superiores em 103,55% às ocorridas no exercício anterior, que atingiram o valor de R$ 104,7 milhões. As despesas operacionais deste exercício contemplam o valor de R$ 142,9 milhões, referentes à provisão para créditos de liquidação duvidosa constituída pela Companhia em virtude de ações judiciais impetradas por agentes do Mercado Atacadista de Energia Elétrica – MAE, que discordam de certos valores apurados no período de racionamento de energia elétrica (junho de 2001 a fevereiro de 2002), dos quais a Companhia é credora. Por outro lado, neste exercício a Companhia reverteu o valor de R$ 70,5 milhões referentes a provisões para contingências fiscais, em virtude de êxitos em processos judiciais, dos quais era parte.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Principais indicadores (expressos em R$ mil, exceto quanto aos percentuais)

Indicadores	2003	2002	%
Receitas operacionais líquidas	1.782.064	1.363.413	30,71
Lucro bruto	702.339	419.197	67,54
Margem bruta	39,41%	30,75%	8,66
Lajida (Ebitda) (1)	744.913	419.320	77,65
Resultado do serviço	489.175	314.476	55,55
Resultado financeiro	20.912	(583.600)	103,58
Resultado operacional	605.076	(322.895)	287,40
Lucro líquido (Prejuízo) do exercício	517.154	(183.521)	381,80
Margem líquida	29,02%	-	-
Dividendos propostos	491.297	-	-
Ativos totais	5.003.124	5.597.913	(10,63)
Dívidas em moeda estrangeira	881.287	1.101.154	(19,97)
Dívidas em moeda nacional	435.945	766.637	(43,14)
Patrimônio líquido	2.601.796	2.760.299	(5,74)

(1) Lajida (Ebitda): Lucro Operacional + despesas financeiras líquidas + depreciação e amortização.

Valor adicionado e sua distribuição

O valor adicionado bruto gerado no exercício de 2003 foi de R$ 922,19 milhões, representando um crescimento de 41,17% em relação a 2002, cujo valor foi de R$ 653,26 milhões. O valor adicionado distribuído neste exercício foi superior em 95,68% ao do exercício de 2002. A distribuição está indicada nos gráficos a seguir:

2003 – R$ 912.072 mil


600.000
500.000
400.000
300.000
200.000
100.000
0
Empregados 9%
Financiadores 5%
Governo 29%
Acionistas 57%

2002 – R$ 466.093 mil


600.000
500.000
400.000
300.000
200.000
100.000
0
(100.000)
(200.000)
Empregados 13%
Financiadores 130%
Governo (4%)
Acionistas (39%)

A Demonstração do Valor Adicionado está apresentada no anexo I às Demonstrações Financeiras.

Comportamento do preço das ações

O desempenho dos papéis da Tractebel Energia na Bolsa de Valores de São Paulo (Bovespa), em 2003, refletiu a melhora das perspectivas para a economia brasileira, ocorrida ao longo do ano. A valorização do Real, que influenciou positivamente o resultado das empresas, e a liquidação das transações no Mercado Atacadista de Energia Elétrica (MAE), levaram ao aumento do valor das ações. As ações do tipo ON tiveram uma valorização de 157% e as do tipo PNB subiram 100%, frente ao acréscimo de 107% no Índice Energia Elétrica (IEE) e de 97% no Ibovespa.

BALANÇO SOCIAL

Ciente da amplitude do conceito de responsabilidade social, a Tractebel Energia procura reforçar ano a ano o seu papel de empresa cidadã com um conjunto de políticas, programas e práticas que permeiam e orientam todas as suas ações, sem prejuízo de suas metas operacionais e comerciais, e que procuram não apenas atender, mas ultrapassar as exigências éticas e legais no que toca à proteção do meio ambiente e ao desenvolvimento econômico, social e cultural da comunidade onde opera e da sociedade como um todo.

O detalhamento das principais atividades e projetos realizados em 2003 está apresentado abaixo, nos balanços social e ambiental.

Políticas para o público interno

Em consonância com a Carta Social Internacional da Suez, documento base que define como valores do grupo o profissionalismo, a cooperação, o espírito de equipe, a criação de valor, o respeito ao meio ambiente e a ética, a Tractebel Energia desenvolve programas que visam motivar os colaboradores a se superarem, darem o melhor de si, colocarem paixão naquilo que fazem e agregarem valor aos serviços, através do comprometimento com os resultados, o desenvolvimento sustentável, a responsabilidade social, a inovação e a plena capacitação técnica.
Para responder aos desafios estratégicos do seu negócio, a Companhia implantou programas de treinamento e desenvolveu ferramentas que servem de base aos gestores e empregados no processo de seu desenvolvimento, dando apoio aos processos de gestão de carreira e de sucessão, de forma sustentada.

A Companhia encerrou 2003 com 844 colaboradores, com uma redução de 15 pessoas no quadro funcional em relação ao ano anterior.

Gestão de competências

O Programa de Gestão por Competências integra a política de fazer cada indivíduo ser responsável pelo seu próprio desenvolvimento e trajetória. De acordo com os valores e as estratégias empresariais, foram definidas as competências-chave, que permitem a definição do perfil profissional desejado para cada posição funcional, base para o diagnóstico do perfil de cada empregado. Essa atividade também permite mapear os potenciais candidatos para sucessão em futuros processos de promoção interna.
Em 2003, todos os diretores, gerentes de unidades organizacionais e mais um grupo de 40 colaboradores da carreira gerencial receberam os diagnósticos do seu perfil profissional e o seus PDI´s – Plano de Desenvolvimento Individual, negociados com os seus gestores. O processo deverá abranger todos os empregados.

Formação continuada

A Companhia mantém diversos programas de formação e profissionalização de seus colaboradores. Em 2003, o investimento no desenvolvimento dos profissionais foi equivalente à média de 58,2 horas por pessoa. Também patrocina cursos de línguas estrangeiras aos colaboradores, custeando em média 70% do valor do curso, e incentiva e auxilia aqueles que queiram cursar MBA, pós-graduação, mestrado ou doutorado, desde que o curso venha ao encontro de necessidades da organização.
Como parte do plano de disseminação da cultura do grupo Suez, privilegiando a troca de informações e experiências, sete colaboradores participaram de eventos internacionais do grupo ou em empresas do grupo (palestras, cursos, encontros, visitas de benchmark), em 2003.


Funcionários em cursos de especialização/pós graduação e MBA patrocinado em 50% pela empresa
total
10
adm./mkt/fin/ti
6
operação
2
manutenção
2
0
2
4
6
8
10
manutenção
operação
adm./mkt/fin/ti
total

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Qualidade de vida no trabalho

Os programas de saúde e qualidade de vida envolvem tanto os empregados quanto seus familiares e demonstram o reconhecimento da importância dos fatores ligados ao clima organizacional na gestão de RH. Desde sua privatização, a Companhia pesquisa o nível de satisfação de seus colaboradores com o trabalho, bem como diagnostica os fatores que possam definir o seu perfil do estilo de vida, comportamentos e interesses.

Os resultados da última pesquisa, realizada em novembro de 2003, demonstram o acerto das ações empreendidas pela Empresa nestes últimos anos, conforme se visualiza no gráfico a seguir:

AVALIAÇÃO DO CLIMA ORGANIZACIONAL


PERCEPÇÃO POSITIVA (EXCELENTE/BOM) DOS INDICADORES
PERÍODO 1999 - 2003
Relevância Social no trabalho
76%
63%
39%
Crescimento e Desenvolvimento Pessoal
83%
79%
57%
Crescimento e Desenvolvimento Profissional
76%
67%
49%
Relacionamento no Trabalho
91%
88%
54%
Ambiente de Trabalho
70%
58%
34%
1999
2001
2003

Saúde e segurança do trabalho

Para a Tractebel Energia, manter boas condições de saúde e segurança do trabalho é muito mais que uma obrigação legal do empregador, e a Empresa não tem medido esforços em dar a seus colaboradores as melhores condições possíveis.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Foi implantado no exercício o Perfil Profissiográfico Previdenciário (PPP), que consiste em um laudo com o histórico e as condições de trabalho desde que o funcionário foi admitido na empresa, descriminando as funções ocupadas e os riscos a que ele fica exposto, de modo a prover a melhoria das condições de trabalho e também atender à legislação trabalhista. A obrigatoriedade desse laudo passou a vigorar em janeiro de 2004, mas a Tractebel Energia dispunha do material pronto desde 2003.

Os Laudos das Condições Ergonômicas, que estão sendo elaborados em todas as usinas, é outra demonstração do zelo com a qualidade de vida no trabalho. Com eles, busca-se melhorar as condições em cada unidade, adequando o posto de trabalho à pessoa, através de orientação postural, ginástica laboral e do uso de mobiliário ergonômico. Estão prontos os laudos de 33% das usinas e, durante 2004, serão concluídos os 67% restantes.

Os índices de acidentes de trabalho diminuíram significativamente ao longo dos últimos anos, fruto das campanhas de conscientização e do treinamento adotados. No exercício de 2003 foi registrado um acidente de trabalho com afastamento temporário, três sem afastamento e quatro acidentes de trajeto.

Remuneração e benefícios

A Tractebel Energia mantém um plano de cargos e remuneração cuja política é garantir a retenção de talentos e a atratividade de mão-de-obra qualificada. A política de remuneração variável (participação nos resultados e bônus) é uma maneira de reconhecer e recompensar o desempenho diferenciado. Os valores dos salários pagos pela Companhia são periodicamente comparados com os praticados pelo mercado de trabalho para funções similares.

A todos colaboradores é oferecido um plano de previdência complementar, através da PREVIG - Sociedade de Previdência Complementar, entidade instituída pela Companhia com objetivo de administrar esse benefício.

Um auxílio para recuperação da saúde é concedido pela Companhia a todos colaboradores e seus dependentes, com participação da Empresa em até 80% dos custos incorridos com assistência médica, odontológica e na aquisição de medicamentos. Esse benefício dá a cada funcionário a tranqüilidade de que ele e seus familiares serão bem atendidos no caso de uma enfermidade.

Também é concedido a todos um seguro de vida em apólice coletiva contratada pela Empresa.

Comunicação interna

Programas que conferem maior dinâmica e eficiência à comunicação interna têm sido implementados para disseminar o conhecimento, a cultura global do Grupo SUEZ e seus valores. Um exemplo é a Intranet, onde as notícias sobre a empresa e o grupo são veiculadas para o conhecimento de todos, e à qual 100% dos colaboradores têm acesso. Outras iniciativas, como os murais, o jornal interno Boas Novas e as festas comemorativas como a do Dia do Trabalho e de aniversários de unidades de produção, são formas de comunicar e reforçar os valores da Tractebel Energia.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

BALANÇO SOCIAL

1. BASE DE CÁLCULO	2003 R$ mil	2002 R$ mil
1.1 - Receita Líquida	1.782.064	1.363.413
1.2 - Resultado Operacional	605.076	(322.895)
1.3 - Folha de Pagamento Bruta	60.489	54.659

2. INDICADORES SOCIAIS INTERNOS	2003 R$ mil	2003 % sobre a *Folha de* Pagamento Bruta	2003 % sobre o Receita Líquida	2002 R$ mil	2002 % sobre a *Folha de* Pagamento Bruta	2002 % sobre o Receita Líquida
2.1 - Alimentação	3.826	6,32	0,21	3.324	6,08	0,24
2.2 - Encargos Sociais Compulsórios	21.157	34,98	1,19	17.051	31,20	1,25
2.3 - Previdência Privada	8.573	14,17	0,48	6.534	11,95	0,48
2.4 - Previdência Privada - Conversão Aposentadoria Especial em Aposentadoria por Tempo de Serviço	24.993	41,32	1,40	25.428	46,53	1,87
2.5 - Saúde	3.421	5,66	0,19	3.034	5,55	0,22
2.6 - Educação	1.753	2,90	0,10	1.804	3,30	0,13
2.7 - Participação nos Lucros ou Resultados	8.500	14,05	0,48	-	-	-
2.8 - Outros Benefícios	912	1,51	0,05	887	1,62	0,07
TOTAL (2.1 a 2.8)	**73.135**	**120,91**	**4,10**	**58.062**	**106,23**	**4,26**

3. INDICADORES SOCIAIS EXTERNOS	2003 R$ mil	2003 % sobre o Resultado Operacional	2003 % sobre o Receita Líquida	2002 R$ mil	2002 % sobre o Resultado Operacional	2002 % sobre o Receita Líquida
3.1 - Impostos (excluídos encargos sociais)	193.161	31,92	10,84	56.252	(17,42)	4,12
3.2 - Contribuição p/a Sociedade/Investimentos na Cidadania	3.787	0,63	0,21	5.154	(1,60)	0,38
TOTAL (3.1 a 3.2)	**196.948**	**32,55**	**11,05**	**61.406**	**(19,02)**	**4,50**

4. INDICADORES AMBIENTAIS	2003 R$ mil	2003 % sobre o Resultado Operacional	2003 % sobre o Receita Líquida	2002 R$ mil	2002 % sobre o Resultado Operacional	2002 % sobre o Receita Líquida
4.1 - Relacionados com a operação da Empresa	3.970	0,66	0,22	3.305	(1,02)	0,24
4.2 - Relacionados com projetos em curso	332	0,05	0,02	775	(0,24)	0,06
TOTAL (4.1 a 4.2)	**4.302**	**0,71**	**0,24**	**4.080**	**(1,26)**	**0,30**

5. INDICADORES DO CORPO FUNCIONAL	2003 Quantidade	2002 Quantidade
5.1 - Nº de empregados no final do exercício	844	859
5.2 - Nº de admissões durante o exercício	14	29
5.3 - Nº de estagiários durante o exercício	40	40

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Ações para a comunidade

O processo de integração com a comunidade em sua área de atuação é uma filosofia da Tractebel Energia. Por isso participa em eventos comunitários, patrocina projetos culturais e sociais e mantém parcerias tendo como foco a criança e sua educação. Em 2003, investiu mais de R$ 1 milhão na área social, destacando-se as seguintes ações:

Projetos desenvolvidos internamente

• Adolescente Assistido – Neste projeto foram atendidos 28 menores, com o objetivo de prepará-los para o mercado de trabalho. Esses menores são originários de famílias de baixa renda, com idade entre 16 e 18 anos, que tenham concluído a 4ª série do 1° grau e que comprovem matrícula e freqüência regular em uma instituição de ensino oficial. A permanência dos jovens no programa é de quatro horas ao dia, durante um período de até um ano e 11 meses. Durante o tempo que passam na empresa, esses menores aprendem a dinâmica e se familiarizam com o ambiente de uma empresa. Além disso, recebem benefícios como um pagamento de meio salário-mínimo, vale-alimentação, vale-transporte, férias, gratificação de férias, uniforme, seguro de acidentes pessoais, auxílio odontológico e curso básico de informática.

• Ação da Cidadania – A Tractebel Energia implantou um Núcleo de Ação da Cidadania, com a criação do PROAÇÃO. O seu objetivo é incentivar o trabalho voluntário e prestar serviços às comunidades de baixa renda. As doações dos empregados da Tractebel Energia são a principal fonte de recursos do programa, que conta também com participações da Empresa.

• Programa de visitas às usinas, disponível às instituições de ensino. No Complexo Termelétrico Jorge Lacerda, por exemplo, atingiu-se em 2003 uma soma de 8 mil visitas de estudantes, de todas as idades, que receberam informações, através de vídeos e palestras, sobre as ações desenvolvidas na área de proteção e recuperação ambiental. A Usina Termelétrica Charqueadas, por sua vez, recebe em média 250 visitas informativas anuais.

Participação com outras entidades

• Cota mensal para o projeto Complexo Ilha da Criança, em Florianópolis, que atinge mais de 3 mil menores carentes de zero a 18 anos, com extensão à família e à comunidade. Essa parceria, que já dura cinco anos, possibilitou oferecer 3 mil refeições por dia em 2003, atender 80% das famílias de crianças e adolescentes com necessidade de proteção especial que procuram o Complexo e oferecer 30% das vagas em cursos profissionalizantes para familiares. Desde a sua implantação, a Tractebel Energia já doou mais de R$ 500 mil ao projeto.

• Patrocínio, no valor de R$ 15 mil, do Projeto Viver em Harmonia, do Colégio Estadual Iraci Salete Strozak - assentamento do MST Marcos Freire, no município de Rio Bonito do Iguaçu (PR). O objetivo do projeto é despertar nos alunos o interesse pela arte, através da formação de coral, conjunto musical e teatro. Outro convênio com a prefeitura municipal provê aulas gratuitas de natação para as crianças da comunidade.

• Construção de um galpão metálico com 1,6 mil metros quadrados, destinado a práticas didático-pedagógicas da Escola Municipal de Ensino Fundamental São Miguel, em Charqueadas (RS).

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

• Cooperação financeira com a Associação de Pais e Mestres da Escola Municipal de Salto Osório e com o Colégio Estadual Castro Alves, na região da hidrelétrica Salto Osório (PR), para complementar a renda de professores e funcionários.

• Parceria com o Conselho Regional de Administração de Santa Catarina (CRA-SC) na implantação do programa de Inclusão Digital – Informática Básica para a Comunidade –, pelo qual as pessoas de baixa renda podem freqüentar cursos de Informática, em Florianópolis.

• Lançamento do Programa de Educação Básica para os trabalhadores de empresas parceiras, que oferece acesso à educação básica gratuita aos colaboradores que desejam concluir o ensino fundamental.

• Parceria no Projeto com o CDI – Comitê para Democratização da Informática, cujo objetivo é identificar e buscar solução a problemas identificados nas comunidades onde está implantado, utilizando os recursos de informática para a elaboração e o encaminhamento de projetos.

• Parceria com a rede SC de televisão – SBT, no Projeto SC Sem Fome, que serviu 216 mil refeições a entidades carentes no Estado.

• Júnior Achievement - A Tractebel Energia participa no desenvolvimento desse projeto em Santa Catarina. Seu objetivo é desenvolver o espírito empreendedor em alunos do 2° grau, despertando-os para outras possibilidades de vida profissional. Já foram atendidos mais de 14 mil jovens, que passam a entender melhor como funciona o mundo dos negócios.

• Patrocínio do Prêmio Empresa Cidadã, promovido pela ADVB Santa Catarina. O prêmio permite a difusão de boas práticas de responsabilidade social e contribui para estimular as empresas a investirem nessa área.

Doações

• Equipamentos para a sala cirúrgica da Unidade Mista Hospitalar de Capivari de Baixo (SC), no valor de R$ 50 mil.

• Em torno de R$ 200 mil em equipamentos, como microcomputadores, impressoras e eletrodomésticos, entre outros, bem como de móveis e materiais de construção, a escolas, instituições e entidades beneficentes de diversos Estados.

• Recursos da ordem de R$ 180 mil para a Creche Fundação Lar Menino Jesus, em Minaçu (GO), destinados à construção da sede da creche e compra de móveis e equipamentos.

• Terreno para a construção da Escola Municipal Aluísio Maier, em Laranjeiras do Sul (PR).

• Duas lanchas Phanton de 60Hps para a polícia ambiental do Rio Grande do Sul, usadas na fiscalização do reservatórios das usinas hidrelétricas Machadinho e Itá.

• Elevador para o Hospital Nossa Senhora da Conceição, em Tubarão (SC).

• Início do processo de doação, ao INCRA, de uma área de 1,19 mil hectares de terra para a reforma agrária no município de Catuípe (RS), no valor próximo a R$ 2 milhões.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

• Um microônibus para o município de Porto Barreiro (PR), para um projeto de erradicação do analfabetismo.

• Casas de madeira, telhas e outros materiais para moradores, entidades filantrópicas e associações comunitárias na área da Usina Hidrelétrica de Salto Osório (PR).

Projetos de infra-estrutura

• Participação em convênio para a execução da reforma do Aeroporto de Minaçu (GO). Do total de recursos necessários, de R$ 950 mil, a Tractebel Energia participará com 26,32%, equivalentes a R$ 250 mil, através de sua controlada CEM.

• Recursos para a pavimentação asfáltica da ligação dos municípios de Tubarão e Capivari de Baixo, em Santa Catarina, no valor de R$ 200 mil (SC).

• Cessão de uso de área da Empresa para fins de construção de poço artesiano, incluindo respectivo sistema de captação e de distribuição, bem como a instituição de servidão de passagem de aqueduto, no município de Lindóia do Sul (SC).

Apoio a manifestações culturais

• A Empresa patrocina projetos culturais e sociais, através da Lei Roaunet, tais como edição de livros, projetos de artistas plásticos, música, filmes, além de impressão de cartilhas para educação infantil no trânsito, primeiros-socorros e cartilhas ambientais. No exercício de 2003, destacamos o co-patrocínio na produção de um CD com músicas de Luis Henrique Rosa, no Festival Internacional de Cinema de Goiás, no filme Avá Canoeiros e no curta-metragem Noite Brava.

BALANÇO AMBIENTAL

Associar a melhoria no desempenho operacional ao controle dos riscos ambientais faz parte dos princípios básicos da Tractebel Energia. Por isso, a Empresa desenvolve pesquisas de impacto e atividades de proteção e recuperação do meio ambiente, com investimentos que somaram R$ 4,3 milhões em 2003.

A seguir, as principais iniciativas da área no ano.

Usinas responsáveis

• Em todas as usinas hidrelétricas em operação estão sendo implantados os planos de Gestão Ambiental e Sócio-Patrimonial e os de Uso e Ocupação das Águas e Entorno do Reservatório, que permitem que as comunidades utilizem os reservatórios de forma organizada e sustentada. Nas usinas de Salto Santiago, Salto Osório, Itá e Passo Fundo está em implementação o Sistema Integrado de Gestão da Qualidade e Meio Ambiente, com base nas normas ISO 9001 e 14001.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

• Nas termelétricas do Complexo Jorge Lacerda o sistema de transporte hidráulico de cinzas foi readequado, com significativa redução de riscos ambientais. Iniciou-se, também, um novo processo de gerenciamento dos resíduos industriais, através de um contrato com a empresa Vega, que prevê a implantação da coleta seletiva, classificação e destinação final adequada de todos os resíduos gerados. As unidades estão sendo adequadas às normas ambientais para a certificação ISO 9001 e 14001.

• A termelétrica de Charqueadas recebeu autorização dos órgãos ambientais para comercializar a cinza pesada como matéria-prima para o fabrico de cimento. Atualmente toda a cinza leve já possui esse destino. A unidade também recebeu a instalação de um novo sistema de óleo pesado, com a retirada do tanque intermediário, o que minimizou o risco de vazamento para o rio Jacuí, e finalizou a montagem da sala de sua Brigada Ambiental, com equipamentos para serem usados em caso de emergência.

• Na termelétrica de Alegrete foram efetuadas modificações nas bombas de circulação, com a substituição do óleo de lubrificação dos eixos das bombas (cerca de 200 litros de óleo por bomba) por um sistema de lubrificação a água bruta, que anulou o risco de vazamentos de óleo para o rio Ibirapuitã. A usina também recebeu uma estação fixa de monitoramento do ar atmosférico, que mede o material particulado e o dióxido de enxofre e permite verificar a qualidade do ar na região de influência da termelétrica.

Desenvolvimento sustentável

• Participação, junto com outras empresas catarinenses, os governos federal, estadual e municipais, deputados e senadores, do Grupo de Trabalho que discutirá a potencialidade para o Desenvolvimento Sustentável da Aqüicultura em Reservatórios. A idéia é elaborar um projeto para o uso multidisciplinar dos reservatórios em Santa Catarina, estabelecendo programas do uso dos reservatórios que tenham o cuidado com o meio ambiente, a sustentabilidade econômica, a geração de renda aos moradores ribeirinhos e o desenvolvimento regional.

• Repasse de R$ 47,8 mil para o Programa Ambiental e Uso Público do Centro de Visitantes do Parque Estadual da Serra do Tabuleiro (SC); R$ 48 mil para o desenvolvimento e implantação de um sistema de informações para o monitoramento ambiental da Baixada do Maciambu, que fica dentro do parque e; outros R$ 12 mil para a coleta de imagens digitais do local.

• Convênio com a Universidade do Oeste do Paraná – UNIOESTE para estudo ictiológico e monitoramento das águas dos reservatórios das usinas hidrelétricas de Salto Osório e Salto Santiago (PR).

• Doação de 20 mil mudas de árvores para escolas, associações, prefeituras e outras entidades da região do Complexo Jorge Lacerda (SC).

• Investimento de R$ 80 mil na canalização de uma vala a céu aberto no Programa de Saneamento Básico de Capivari de Baixo (SC).

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

• Conclusão do projeto de P&D "Dessulfuração Direta", entre a Tractebel Energia e a Fundação de Ciência e Tecnologia (Cientec), que desenvolveu um sistema para o uso do calcário como agente dessulfurante de gases de combustão. O projeto recebeu investimentos de R$ 950 mil da Companhia.

Recuperação de ecossistemas

• A Companhia mantém um convênio assinado com o IBAMA para estudo, reprodução e repovoamento de espécies de peixes nativos nas bacias dos rios Uruguai, Pelotas e Canoas. Em 2003, o repasse de recursos foi de R$ 136,8 mil. O projeto também promove a conscientização ambiental e mantém as estações de piscicultura de Painel e de Chapecó (SC).

• Doação à FATMA, órgão estadual de proteção ao meio ambiente de Santa Catarina, de 771 hectares de área de preservação ambiental, para a criação do Parque Fritz Plaumann.

• Destinação das cinzas de fundo de caldeira, geradas na termelétrica de Charqueadas, para recuperar a área conhecida como Capão da Roça, um depósito de rejeitos com 28 hectares, dos quais 23 já foram recuperados.

• Financiamento de projeto de Pesquisa e Desenvolvimento da UFSC para reaproveitamento das cinzas de termelétricas em materiais para construção civil. Essa parceria mostrou, no ano de 2003, um protótipo de casa popular, ou seja, uma Casa Modelo, toda construída com materiais alternativos, o que vai reduzir custos e agilizar a construção de moradias.

PERSPECTIVAS

No ano de 2004 se espera a consolidação do novo modelo do setor elétrico e o amadurecimento do ambiente de livre contratação no mercado de energia elétrica no País. Nesse cenário, ainda prevalece a prudência e uma gestão de perfil mais conservador, que já pautaram o ano de 2003.

As ações da Tractebel Energia, sintonizadas com a meta de manter a sustentabilidade de seu negócio, estarão orientadas para a preservação financeira e a consolidação do corpo funcional.

Florianópolis, 10 de março de 2004.

A Administração.

11.01 - NOTAS EXPLICATIVAS

ANEXO I – DEMONSTRAÇÕES DO FLUXO DE CAIXA (não auditadas) DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO

(em milhares de reais)

	Controladora		Consolidado	
	2003	2002	2003	2002
Atividades operacionais				
Lucro líquido (Prejuízo) do período	517.154	(183.521)	517.154	(183.521)
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	160.749	158.615	206.329	189.877
Provisão para amortização acelerada	21.308	-	21.308	-
Juros de longo prazo	9.384	(25.662)	30.016	(18.473)
Variação monetária de longo prazo	(116.641)	418.430	(161.212)	473.355
Resultado de equivalência patrimonial	(101.735)	51.483	254	-
Amortização de ágio	6.746	2.288	6.746	2.288
(Reversão) provisão de despesas de longo prazo, líquida	(46.137)	5.452	(45.420)	5.452
Imposto de renda e CSLL diferidos	121.649	(168.460)	131.719	(181.605)
Ressarcimento parcial custo de energia livre – MAE	397	22.076	397	22.076
Baixas do ativo permanente	(2.285)	2.748	(2.284)	2.748
	570.589	283.449	705.007	312.197
Variações no ativo circulante				
Consumidores e concessionárias	385.964	156.827	399.472	155.455
Provisão para créditos de liquidação duvidosa	142.949	-	143.720	-
Recursos vinculados a pagamentos de obrigações	(27.203)	-	(27.203)	-
Dividendos a receber de controladas	(52.778)	-	-	-
Adiantamento a fornecedores	(29.309)	-	(14.599)	-
Tributos e contribuições sociais	48.753	(44.540)	54.318	(45.067)
Ativo fiscal diferido	31.436	11.516	36.997	4.531
Despesas antecipadas	10.169	(2.989)	(13.952)	(3.834)
Outros	4.488	(4.116)	4.796	(1.283)
	514.469	116.698	583.549	109.802
Variações no passivo circulante				
Fornecedores	(76.253)	1.097	(93.462)	(31.322)
Dividendos e juros sobre o capital próprio	441.203	(165.120)	441.203	(165.120)
Empréstimos, financiamentos e debêntures	(415.560)	178.705	(502.148)	156.224
Tributos e contribuições sociais	(2.130)	(258.461)	1.140	(257.847)
Adiantamento de clientes	-	-	12.785	-
Provisão para contingências	(14.413)	-	(14.413)	-
Benefícios pós-emprego	(27.209)	(6.133)	(27.209)	(6.133)
Obrigações estimadas	(66.371)	108.512	(66.332)	108.463
Passivo fiscal diferido	(121.915)	170.518	(121.915)	170.518
Outros	(7.801)	(5.512)	(6.107)	(692)
	(290.449)	23.606	(376.458)	(25.909)
Aplicações no realizável a longo prazo				
Depósitos judiciais	(4.560)	(7.239)	(4.560)	(7.239)
Adiantamentos a fornecedores	(28.349)	-	(12.286)	-
Tributos e contribuições sociais a recuperar	(26.080)	-	(26.741)	(6.324)
Cauções e depósitos vinculados	(7.356)	-	(63.293)	-
Ativo fiscal diferido	(94.127)	-	(94.127)	-
Outros realizáveis a longo prazo	-	(2.284)	(21.767)	(2.720)
	(160.472)	(9.523)	(222.774)	(16.283)
Aumento do exigível a longo prazo				
Adiantamento de clientes	14	-	5.718	-
Financiamento de aquisição de energia	4.646	-	4.646	-
	4.660	-	10.364	-
Total das atividades operacionais	638.797	414.230	699.688	379.807

11.01 - NOTAS EXPLICATIVAS

Atividades de investimento				
Integralização de capital em controladas	(38.394)	(49.567)	-	-
Aplicação no imobilizado e diferido	(16.949)	(97.983)	(87.082)	(220.295)
Créditos de PIS s/ depreciação e amortização	999	-	1.496	-
Dividendos a receber de controladas	52.778	-	-	-
Outros	-	(16)	-	(16)
Total das atividades de investimentos	**(1.566)**	**(147.566)**	**(85.586)**	**(220.311)**
Atividades de financiamento				
Empréstimos e financiamentos	-	45.057	49.163	165.581
Dividendos intermediários	(184.360)	-	(184.360)	-
Dividendos propostos	(491.297)	-	(491.297)	-
Recuperação de PIS s/ despesas financeiras de longo prazo	(2.071)	-	(1.690)	-
Total das atividades de financiamentos	**(677.728**	**45.057**	**(628.184)**	**165.581**
Total dos efeitos no caixa	**(40.497)**	**311.721**	**(14.082)**	**325.077**
Caixa e equivalentes				
Saldo inicial	341.889	30.168	361.127	36.050
Saldo final	301.392	341.889	347.045	361.127
	(40.497)	**311.721**	**(14.082)**	**325.077**

11.01 - NOTAS EXPLICATIVAS

ANEXO II – DEMONSTRAÇÕES DO VALOR ADICIONADO (não auditadas)
DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO
(em milhares de reais)

	Controladora		Consolidado	
	2003	2002	2003	2002
GERAÇÃO DO VALOR ADICIONADO				
Receitas de vendas, serviços e outras	1.659.201	1.203.487	1.725.923	1.220.877
Provisão para créditos de liquidação duvidosa	(142.949)	-	(143.720)	-
Subvenção de combustível – CCC	226.856	216.294	226.856	216.294
Receitas não operacionais	2.569	(2.748)	2.682	(2.745)
(-) Insumos				
Materiais	(9.633)	(8.725)	(10.068)	(9.637)
Serviços de terceiros	(49.116)	(43.097)	(54.289)	(44.729)
Combustível para produção de energia – CCC	(223.129)	(216.294)	(223.129)	(216.294)
Combustível para produção de energia sem subvenção	(77.346)	(57.293)	(77.346)	(57.293)
Energia elétrica comprada para revenda	(504.573)	(258.643)	(250.858)	(146.211)
Seguros	(14.058)	(11.113)	(15.265)	(12.106)
Outros	54.370	(168.605)	30.117	(182.058)
	(823.485)	(763.770)	(600.838)	(668.328)
VALOR ADICIONADO BRUTO	**922.192**	**653.263**	**1.210.903**	**766.098**
Depreciação, amortização e baixas	(182.057)	(158.615)	(227.637)	(189.877)
VALOR ADICIONADO LÍQUIDO GERADO	**740.135**	**494.648**	**983.266**	**576.221**
VALOR ADICIONADO RECEBIDO EM TRANSFERÊNCIA				
Receitas financeiras	70.202	22.928	78.245	25.764
Resultado da equivalência patrimonial	101.735	(51.483)	(254)	-
VALOR ADICIONADO A DISTRIBUIR	**912.072**	**466.093**	**1.061.257**	**601.985**

DISTRIBUIÇÃO DO VALOR ADICIONADO

	Controladora				Consolidado			
	2003	%	2002	%	2003	%	2002	%
Remuneração:								
Do trabalho								
Remuneração e encargos	55.716	6,11	47.226	10,13	57.203	5,39	47.960	7,97
Benefícios	16.003	1,75	13.059	2,80	16.125	1,52	13.304	2,21
Participação	8.500	0,93	-	-	8.500	0,80	-	-
	80.219	8,79	60.285	12,93	81.828	7,71	61.264	10,18
Do capital de terceiros								
Encargos e variações monetárias	12.626	1,39	587.880	126,13	60.023	5,66	724.468	120,35
Outras despesas financeiras	32.377	3,55	16.378	3,51	48.748	4,59	22.058	3,66
Aluguéis	2.952	0,32	2.634	0,57	3.335	0,31	2.796	0,46
	47.955	5,26	606.892	130,21	112.106	10,56	749.322	124,47
Do governo								
Impostos, taxas e contribuições	117.232	12,86	67,029	14,38	136.376	12,85	72.217	12,00
Encargos setoriais	59.021	6,47	57.530	12,34	70.443	6,64	64.955	10,79
Imposto de renda e contribuição social	90.491	9,92	(142.122)	(30,49)	143.350	13,51	(162.252)	(26,95)
	266.744	29,25	(17.563)	(3,77)	350.169	33,00	(25.080)	(4,16)
Do capital próprio								
Reserva legal	25.857	2,83	-	-	25.857	2,44	-	-
Dividendos e juros sobre o capital próprio	491.297	53,87	-	-	491.297	46,29	-	-
Prejuízo do período	-	-	(183.521)	(39,37)	-	-	(183.521)	(30,49)
	517.154	56,70	(183.521)	(39,37)	517.154	48,73	(183.521)	(30,49)
	912.072	100,00	466.093	100,00	1.061.257	100,00	601.985	100,00

11.01 - NOTAS EXPLICATIVAS

RELAÇÃO DAS NOTAS EXPLICATIVAS

11.01 - NOTAS EXPLICATIVAS

NOTA 1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Cogeração Lages, é de 5.859 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Cogeração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.201 MW.

As concessões e autorizações detidas pela Companhia e suas contraladas estão relacionadas na Nota 8-c.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda., empresa constituída no Brasil sob o controle da Suez-Tractebel Socièté Anonyme, nova denominação da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., a qual detém autorização para implantar e explorar a unidade de cogeração Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 7-b.

NOTA 2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Todos os valores apresentados (textos e tabelas) nas demonstrações financeiras e nas Notas Explicativas estão expressos em Reais mil, exceto onde indicado de maneira diferente.

A Companhia está apresentando, nos Anexos I e II às demonstrações financeiras, as demonstrações do fluxo de caixa e do valor adicionado, respectivamente.

11.01 - NOTAS EXPLICATIVAS

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes nas controladas estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

As demonstrações financeiras da controladora e consolidadas estão em consonância com os princípios e práticas contábeis adotadas no País. As principais práticas contábeis adotadas na elaboração das demonstrações financeiras estão descritas a seguir:

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data do balanço, cujos valores contábeis não excedem os preços médios de mercado;

a provisão para créditos de liquidação duvidosa está associada a créditos decorrentes de operações realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE. As demais contas a receber possuem garantias e ausência de histórico de perdas, não justificando o registro de provisão (ver Nota 4);

o imposto de renda e a contribuição social diferidos (ativo fiscal diferido) são calculados às alíquotas de 25% e 9%, respectivamente, vigentes na data do balanço, e foram reconhecidos com base em prejuízos fiscais e diferenças temporárias. A segregação entre circulante e realizável a longo prazo obedece a expectativa de realização dos valores que lhe deram origem;

os materiais em estoque estão registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados estão atualizados até a data do balanço.

b) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 8-a;

11.01 - NOTAS EXPLICATIVAS

os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

até 31.12.1998 foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico. A partir de 01 de janeiro de 1999, a Companhia descontinuou esta prática e a partir de 01 de janeiro de 2002 a mesma deixou de ser praticada no setor elétrico brasileiro, em função de alteração das normas da ANEEL que disciplinavam esta matéria.

c) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) estão registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projeta, e são atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 17);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 11) e as demais obrigações estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos;

d) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

e) Arrendamento mercantil

As operações de arrendamento mercantil existentes na Companhia não possuem valores relevantes e são reconhecidas diretamente no resultado, com base nas contraprestações contratuais (ver Nota 22).

Demonstrações financeiras consolidadas

Foram eliminados os investimentos da investidora no capital das investidas e os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (Ver Nota 7-b).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (Ver 7-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

11.01 - NOTAS EXPLICATIVAS

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	2003	2002	2003	2002
Certificado de Depósito Bancário – CDB	247.115	162.483	290.285	173.457
Letras Financeiras do Tesouro – LFT	26.531	6.394	28.425	6.394
Notas do Tesouro Nacional - NTN	-	-	-	6.529
Debêntures	21.978	-	21.978	-
	295.624	168.877	340.688	186.380

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.12.2003, cujos valores contábeis não excedem aos preços médios de mercado, podendo ser negociados independentemente de seus vencimentos, sem prejuízo dos rendimentos.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	Controladora				
	2003				2002
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	15.741	1.977	-	17.718	6.935
Concessionárias	162.350	111	360	162.821	159.102
Comercializadoras	10.742	1.911	1.590	14.243	4.099
Transações no âmbito do MAE	158.662	17	37.504	196.183	599.766
	347.495	**4.016**	**39.454**	**390.965**	**769.902**
(-) Provisão para Créditos de Liquidação Duvidosa	(142.949)	-	-	(142.949)	-
	204.546	**4.016**	**39.454**	**248.016**	**769.902**
Longo prazo					
Transações no âmbito do MAE	23.246	-	-	23.246	30.670
	23.246	-	-	23.246	30.670

11.01 - NOTAS EXPLICATIVAS

	Consolidado				
	2003				2002
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	20.091	1.977	-	22.068	7.616
Concessionárias	162.573	111	360	163.044	159.162
Comercializadoras	10.742	1.911	1.590	14.243	4.099
Transações no âmbito do MAE	159.454	87	39.729	199.270	620.193
	352.860	**4.086**	**41.679**	**398.625**	**791.070**
(-) Provisão para Créditos de Liquidação Duvidosa	(143.720)	-	-	(143.720)	-
	209.140	**4.086**	**41.679**	**254.905**	-
Longo prazo					
Transações no âmbito do MAE	23.246	-	-	23.246	30.670
	23.246	-	-	**23.246**	**30.670**

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livres" tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

As unidades 4 e 5 da UTE William Arjona estão disponibilizadas para a Comercializadora Brasileira de Energia Emergencial – CBEE, com potência de 70 MW, conforme contrato de suprimento de energia elétrica firmado em janeiro de 2002, com vigência até dezembro de 2004. As faturas correspondentes vencem no primeiro dia útil após o dia 15 do mês seguinte ao que se referem.

Em 03.07.2003, foi realizada a liquidação financeira complementar dos saldos pertinentes às transações de compra e venda de energia elétrica no âmbito do Mercado Atacadista de Energia Elétrica – MAE, referentes ao período de setembro de 2000 a setembro de 2002. Naquela data, a Companhia recebeu o valor de R$ 236.499, correspondente a 91% de seu saldo líquido a receber correspondente ao referido período, conforme abaixo demonstrado:

Valor líquido entre venda e compra na Companhia	678.409
Ajustes efetuados pelo MAE – ações judiciais	(142.949)
	535.460
Liquidação ocorrida em 30.12.2002	(274.607)
Valor para liquidação	260.853
Inadimplência	(24.354)
Valor liquidado em 03.07.2003	**236.499**

11.01 - NOTAS EXPLICATIVAS

De acordo com as regras definidas para a liquidação financeira, as inadimplências estão sendo objeto de negociação bilateral entre os agentes credores e devedores.

Na controladora, os valores vencidos há mais de 90 dias, no montante de R$ 37.504, referem-se a débitos de agentes inadimplentes nas 1ª e 2ª liquidações do MAE, realizadas em 30.12.2002 e 03.07.2003, respectivamente. Deste total, R$ 25.557 foram pactuados no mês de janeiro de 2004, através de instrumentos de confissão e parcelamento de dívidas, sendo R$ 3.542 para recebimento em 8 parcelas, remuneradas com base no CDI e R$ 22.015, que serão atualizados até a data base de 15.12.2003, perfazendo o total de R$ 26.796, para recebimento em 49 parcelas atualizadas pela SELIC + 1%..

Parte das transações no MAE, que para a Companhia representa o valor de R$ 145.366, encontra-se *sub judice* em decorrência de ações judiciais impetradas por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº 288, de 16.05.2002. Anteriormente à liquidação, a Companhia não tinha condições de avaliar, com razoável segurança, os riscos envolvidos no processo. Tendo em vista as atuais incertezas quanto à realização desses créditos, a Companhia constituiu, neste exercício, provisão no valor de R$ 142.949 para suportar eventuais perdas dos valores em litígio.

NOTA 5 - ATIVO FISCAL DIFERIDO

	Controladora				
	2003				2002
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso – RIC	262.706	33.433	-	33.433	33.453
Benefícios pós-emprego	136.486	34.121	12.284	46.405	51.934
Provisão para perdas UTE Jacuí	971.753	-	87.458	87.458	88.007
Provisão para amortização acelerada UTE William Arjona	21.308	5.327	1.918	7.245	-
Provisão para contingências	92.292	23.072	8.305	31.377	49.987
Provisão para grandes manutenções	23.184	5.796	2.087	7.883	11.284
Participação de empregados nos lucros	8.707	2.177	784	2.961	859
Provisão bônus gerencial	3.500	875	315	1.190	1.088
Provisão aquisição energia elétrica	62.731	15.683	5.646	21.329	40.538
Provisão honorários advocatícios	582	146	52	198	-
Provisão para deságio na alienação de créditos fiscais	159	40	14	54	427
Provisão energia elétrica MAE	-	-	-	-	10.340
Provisão para créditos de liquidação duvidosa	142.949	35.737	12.866	48.603	
Prejuízo fiscal	-	-	-	-	41.128
Base negativa da contribuição social	195.652	-	17.609	17.609	35.658
	-	156.407	149.338	305.745	364.703
Classificação do ativo fiscal diferido:					
Circulante		71.874	42.280	114.154	145.590
Realizável a longo prazo		84.533	107.058	191.591	219.113
		156.407	149.338	305.745	364.703

11.01 - NOTAS EXPLICATIVAS

Natureza dos créditos	Consolidado				
	2003				2002
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Remuneração das Imobilizações em Curso – RIC	262.706	33.433	-	33.433	33.453
Benefícios pós-emprego	136.486	34.121	12.284	46.405	51.934
Provisão para perdas UTE Jacuí	971.753	-	87.458	87.458	88.007
Provisão para amortização acelerada UTE William Arjona	21.308	5.327	1.918	7.245	-
Provisão para contingências	92.705	23.175	8.342	31.517	49.987
Provisão para grandes manutenções	23.549	5.887	2.120	8.007	11.284
Participação de empregados nos lucros	8.707	2.177	784	2.961	859
Provisão bônus gerencial	3.500	875	315	1.190	1.088
Provisão aquisição energia elétrica	62.731	15.683	5.646	21.329	40.538
Provisão honorários advocatícios	582	146	52	198	-
Provisão para deságio na alienação de créditos fiscais	159	40	14	54	427
Provisão energia elétrica MAE	-	-	-	-	10.340
Provisão para créditos de liquidação duvidosa	143.720	35.930	12.936	48.866	-
Outras provisões	14	4	1	5	
Prejuízo fiscal	23.170	5.793	-	5.793	58.716
Base negativa da contribuição social	219.054	-	19.715	19.715	42.001
	-	162.591	151.585	314.176	388.634
Classificação do ativo fiscal diferido:					
Circulante		77.870	44.459	122.329	152.575
Realizável a longo prazo		84.721	107.126	191.847	236.059
		162.591	151.585	314.176	388.634

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Tendo em vista que a controlada em conjunto ITASA iniciou suas operações comerciais em 30 de junho de 2000, encerrando aquele exercício com lucro de R$ 9.001 e prejuízo de R$ 11.733 no exercício de 2001, a referida controlada deixou de reconhecer, em suas demonstrações financeiras, novos ativos fiscais diferidos a partir de 01.01.2002. A administração daquela controlada entende que os ativos existentes, incluindo os não reconhecidos, serão recuperados com lucros tributáveis futuros, estando aguardando, porém, a evidência de histórico de lucratividade para voltar a reconhecer tais ativos.

A provisão para perdas econômicas da UTE Jacuí realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido refere-se à Contribuição Social sobre o Lucro Líquido e foi constituído em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 244.463, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

11.01 - NOTAS EXPLICATIVAS

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia e de sua controlada CEM indicam que os ativos fiscais diferidos existentes em 31.12.2003 serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

Controladora

Natureza dos ativos	2004	2005	2006	2007	2008	Próximos 2 anos	Próximos 3 anos	Após 2013	Total
Provisão para perdas Jacuí	-	984	3.936	3.960	3.960	7.921	11.881	54.816	87.458
Remuneração das Imobilizações em Curso – RIC	3.343	3.344	3.343	3.343	3.344	6.686	10.030	-	33.433
Demais diferenças temporárias	93.202	15.686	8.756	10.971	4.769	29.863	3.998	-	167.245
Base negativa da contribuição social	17.609	-	-	-	-	-	-	-	17.609
Ativo fiscal diferido, registrado	**114.154**	**20.014**	**16.035**	**18.274**	**12.073**	**44.470**	**25.909**	**54.816**	**305.745**
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	32.244	32.244
Total	114.154	20.014	16.035	18.274	12.073	44.470	25.909	87.060	337.989

Consolidado

Natureza dos ativos	2004	2005	2006	2007	2008	Próximos 2 anos	Próximos 3 anos	Após 2013	Total
Provisão para perdas Jacuí	-	984	3.936	3.960	3.960	7.921	11.881	54.816	87.458
Remuneração das Imobilizações em Curso – RIC	3.343	3.344	3.343	3.343	3.344	6.686	10.030	-	33.433
Demais diferenças temporárias	93.478	15.752	8.807	11.110	4.769	29.863	3.998	-	167.777
Prejuízo fiscal	5.793	-	-	-	-	-	-	-	5.793
Base negativa da contribuição social	19.715	-	-	-	-	-	-	-	19.715
Ativo fiscal diferido, registrado	**122.329**	**20.080**	**16.086**	**18.413**	**12.073**	**44.470**	**25.909**	**54.816**	**314.176**
Ativo fiscal diferido, não registrado	1.997	6.579	-	-	-	-	-	32.244	40.820
Total	124.326	26.659	16.086	18.413	12.073	44.470	25.909	87.060	354.996

11.01 - NOTAS EXPLICATIVAS

NOTA 6 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	2003		2002	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	607.645	607.645	(325.643)	(325.643)
Diferenças permanentes				
Adições				
Equivalência patrimonial	-	-	51.483	51.483
Amortização de ágio	-	6.746	-	2.288
Gratificação e 13° de dirigentes	-	1.505	-	1.068
Doações incentivadas	585	585	-	-
Doações indedutíveis	674	674	445	445
Outras despesas indedutíveis	493	527	609	609
Exclusões				
Equivalência patrimonial	(101.735)	(101.735)	-	-
Reversão de provisão para perdas UTE JACUÍ	-	(6.101)	-	-
Remuneração das Imobilizações em Curso – RIC	-	(13.461)	-	(147.266)
Reversão de juros sobre o capital próprio	(234.000)	(234.000)	-	-
(=) Base de cálculo dos tributos no resultado	273.662	262.385	(273.106)	(417.016)
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	(24.629)	(65.596)	24.580	104.254
Incentivos fiscais	-	651	(11)	(339)
Adicional de 10% sobre lucro até R$ 20 mensais	-	24	-	24
Ajuste de base negativa da CSLL anterior a 1992	(1.074)	-	-	-
Ajuste de alíquota da CSLL diferida	-	-	13.614	-
Outros	(18)	151	-	-
(=) Contrib. social e imposto renda no resultado	(25.721)	(64.770)	38.183	103.939
Composição dos tributos no resultado:				
Corrente	(39.609)	(113.839)	(5.748)	(13.428)
Diferido	13.888	49.069	43.931	117.367
	(25.721)	(64.770)	38.183	103.939

O valor de R$ 1.074, indicado na linha "Ajuste de base negativa da CSLL anterior a 1992", refere-se à baixa do ativo fiscal diferido calculado sobre base negativa apurada em períodos anteriores a 1992.

Parte da referida base negativa foi utilizada nos anos-calendários de 1996 e 1997, tendo sido objeto de autuações fiscais, as quais foram impugnadas, pela Companhia, na esfera administrativa. Tendo em vista que a autuação fiscal referente ao ano-calendário 1996 teve decisão desfavorável pela 1ª. Câmara do 1°. Conselho de Contribuintes, a Administração da Companhia decidiu provisionar os valores das referidas autuações (ver Nota 15) e reverter o valor acima mencionado, referente à base negativa ainda não utilizada.

11.01 - NOTAS EXPLICATIVAS

	Consolidado			
	2003		2002	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**660.504**	**660.504**	**(345.773)**	**(345.773)**
Diferenças permanentes				
Adições				
Equivalência patrimonial	254	254	-	-
Amortização de ágio	-	6.746	-	2.288
Gratificação e 13° de dirigentes	-	1.688	-	1.068
Doações incentivadas	585	585	-	-
Doações indedutíveis	674	674	445	445
Outras despesas indedutíveis	1.050	1.094	609	623
Exclusões				
Reversão de provisão para perdas UTE JACUÍ	-	(6.101)	-	-
Remuneração das Imobilizações em Curso – RIC	-	(13.461)	-	(147.266)
Reversão de juros sobre o capital próprio	(234.000)	(234.000)	-	-
(=) Base de cálculo dos tributos no resultado	**429.067**	**417.983**	**(344.719)**	**(488.615)**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(38.616)**	**(104.496)**	**31.025**	**122.154**
Incentivos fiscais	-	651	(11)	(339)
Adicional de 10% sobre lucro até R$ 20 mensais	-	59	-	24
Ajuste de base negativa da CSLL anterior a 1992	(1.074)	-	-	-
Ajuste de alíquota da CSLL diferida	-	-	13.614	-
Ativos fiscais diferidos sobre prejuízos de controladas, não reconhecidos	-	-	(1.116)	(3.099)
Outros	(18)	144	-	-
(=) Contrib. social e imposto renda no resultado	**(39.708)**	**(103.642)**	**43.512**	**118.740**
Composição dos tributos no resultado:				
Corrente	(49.498)	(141.309)	(5.748)	(13.428)
Diferido	9.790	37.667	49.260	132.168
	(39.708)	**(103.642)**	**43.512**	**118.740**

11.01 - NOTAS EXPLICATIVAS

NOTA 7 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	2003	2002	2003	2002
Participações societárias permanentes avaliadas pelo método de equivalência patrimonial				
Itá Energética S.A. – ITASA				
Equivalência patrimonial	248.691	241.594	-	-
Ágio	14.875	17.164	14.875	17.164
	263.566	258.758	14.875	17.164
Companhia Energética Meridional – CEM				
Equivalência patrimonial	279.778	172.928	-	-
Dividendos propostos	(52.778)	-	-	-
Ágio	40.120	42.806	40.120	42.806
Adiantamento para aumento de capital	-	102	-	-
	267.120	215.836	40.120	42.806
Delta Participações S. A.				
Equivalência patrimonial	10	1	-	-
Tractebel Energia Comercializadora Ltda.				
Equivalência patrimonial	10	10	-	-
Lages Bioenergética Ltda.				
Equivalência patrimonial	30.530	4.254	-	-
	561.236	478.859	54.995	59.970
Participações societárias permanentes avaliadas pelo custo de aquisição				
Mercado Atacadista de Energia Elétrica – MAE				
Quota de participação	3	3	3	3
	561.239	478.862	54.998	59.973
Bens e direitos de uso futuro e destinados à alienação	1.742	1.762	1.742	1.762
Outros investimentos				
Bônus de Subscrição em ações da Companhia Energética Meridional – CEM	-	1.771	-	1.771
Outros	121	122	121	122
	121	1.893	121	1.893
	563.102	482.517	56.861	63.628

b) Participações societárias permanentes

b.1 – Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	2003	2002
Quantidade de ações ordinárias do capital social	520.219.172	520.219.172
Quantidade de ações ordinárias de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	510.136	495.578
Resultado do exercício	15.079	(25.404)
Investimento:		
Equivalência patrimonial	248.691	241.594
Ágio	14.875	17.164
Resultado de equivalência patrimonial	7.097	(12.384)

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no exercício foi de R$ 2.289 (R$ 2.288 em 2002).

11.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada em conjunto estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos da Companhia no capital social da controlada:

ATIVO	2003	2002
Circulante	150.252	44.671
Realizável a longo prazo	7.813	9.904
Permanente	1.147.189	1.189.302
	1.305.254	1.243.877
PASSIVO		
Circulante	192.856	111.227
Exigível a longo prazo	602.262	637.072
Patrimônio líquido	510.136	495.578
	1.305.254	1.243.877
RESULTADO		
Receitas operacionais brutas	363.003	201.020
Deduções da receita operacional	(16.872)	(7.248)
Receitas líquidas de vendas	**346.131**	**193.772**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica comprada para revenda	(112.325)	(1.900)
Custo de produção de energia elétrica	(46.996)	(46.445)
	(159.321)	(48.345)
LUCRO BRUTO	186.810	145.427
DESPESAS OPERACIONAIS		
Despesas com vendas	(18.792)	(15.411)
Despesas gerais e administrativas	(21.606)	(18.946)
	(40.398)	(34.357)
Resultado do serviço	**146.412**	**111.070**
Receitas (despesas) financeiras	**(123.119)**	**(136.475)**
RESULTADO OPERACIONAL	23.293	(25.405)
RESULTADO NÃO OPERACIONAL	233	7
RESULTADO ANTES DOS TRIBUTOS	23.526	(25.398)
Imposto de renda e contribuição social	(8.447)	(6)
LUCRO LÍQUIDO (PREJUÍZO) DO EXERCÍCIO	15.079	(25.404)

11.01 - NOTAS EXPLICATIVAS

b.2 – Companhia Energética Meridional – CEM (controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As obras tiveram início em 31 de maio de 1999 e previa o início de operação para o segundo semestre de 2002. Contudo, face à otimização do cronograma, associado à tecnologia e engenharia aplicadas ao projeto, o início da operação da UHE Cana Brava deu-se em maio de 2002. Assim, a primeira das três unidades geradoras da usina foi disponibilizada para despacho do Operador Nacional do Sistema Elétrico – ONS em 22.05.2002 e a terceira, em 25.09.2002.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2003			2002
	Ações		Total	Total
	Ordinárias	Preferenciais		
Quantidade de ações do capital social	79.063.566	146.107.126	225.170.692	212.010.000
Quantidade de ações de propriedade da Tractebel Energia	79.063.562	146.107.126	225.170.688	212.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social	78.748	145.474	224.222	212.010
Patrimônio líquido	-	-	227.000	172.928
Resultado do exercício	-	-	94.638	(39.082)
Investimento:				
Equivalência patrimonial	-	-	227.000	172.928
Ágio	-	-	40.120	42.806
Resultado de equivalência patrimonial	-	-	94.638	(39.082)

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação, que estão sendo utilizados para aporte de capital durante a fase pré-operacional da investida.

O ágio amortizado no exercício foi de R$ 4.457.

b.3 – Delta Participações S. A.

A Companhia detém 9.999 das 10.000 ações que compõem o capital social da Delta, constituída em 31.10.2001, a qual não exerceu atividades até o presente momento.

11.01 - NOTAS EXPLICATIVAS

b.4 – Tractebel Energia Comercializadora Ltda.

Sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada em 10.06.2002. Seu capital social, em 31.12.2003, é de R$ 26, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999. A Sociedade não exerceu atividades no exercício de 2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2003	2002
Quotas que compõem o capital social	26.000	26.000
Quotas de propriedade da Tractebel Energia	25.999	25.999
Participação %	99,99	99,99
Capital social	26	26
Patrimônio líquido	10	10
Resultado do período	-	(16)
Investimento:		
Equivalência patrimonial	10	10
Resultado de equivalência patrimonial	-	(16)

b.5 – Lages Bioenergética Ltda.

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de cogeração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003, e disponibilização ao Operador Nacional do Sistema – ONS da energia produzida.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2003	2002
Quotas que compõem o capital social	30.529.984	4.254.196
Quotas de propriedade da Tractebel Energia	30.529.983	4.254.195
Participação %	99,99	99,99
Capital social	30.530	4.254
Patrimônio líquido	30.530	4.254
Investimento:		
Equivalência patrimonial	30.530	4.254

NOTA 8 – ATIVO IMOBILIZADO

a) Composição

	Controladora				Consolidado	
	2003		2002		2003	2002
	Taxas médias de depreciação	*Custo* corrigido	Taxas médias de depreciação	*Custo* corrigido	*Custo* corrigido	*Custo* corrigido
Imobilizações em Serviço						
Intangível						
Direito de exploração UHE Cana Brava		-		-	88.664	88.664
(-) Amortização Acumulada	3,2	-	3,2	-	(4.104)	(1.257)
		-		-	84.560	87.407
Tangível						
Geração Hidráulica						
UHE Salto Santiago	2,5	638.565	2,5	638.274	638.565	638.274
UHE Salto Osório	2,8	288.646	2,8	288.623	288.646	288.623
UHE Passo Fundo	2,5	122.989	2,5	122.812	122.989	122.812
UHE Itá (participação em consórcio)	2,3	1.236.001	2,3	1.233.259	1.778.382	1.775.314
UHE Machadinho (participação em consórcio)	2,4	177.795	2,4	163.594	177.795	163.594
UHE Cana Brava	2,5	-	2,4	-	867.718	847.722
		2.463.996		2.446.562	3.874.095	3.836.339
(-) Depreciação Acumulada		(845.160)		(785.146)	(917.745)	(823.672)
		1.618.836		1.661.416	2.956.350	3.012.667
Geração Térmica						
Complexo Jorge Lacerda	4,3	2.433.490	4,3	2.433.552	2.433.490	2.433.552
UTE Charqueadas	4,5	54.817	4,5	54.011	54.817	54.011
UTE Alegrete	4,1	8.010	4,6	7.735	8.010	7.735
UTE William Arjona	4,8	151.906	4,8	167.594	151.906	167.594
		2.648.223		2.662.892	2.648.223	2.662.892
(-) Depreciação Acumulada		(1.079.715)		(983.429)	(1.079.715)	(983.429)
		1.568.508		1.679.463	1.568.508	1.679.463
Sistema de Comunicação	6,1	1.674	6,1	1.624	1.674	1.624
(-) Depreciação Acumulada		(886)		(807)	(886)	(807)
		788		817	788	817
Equipamentos Gerais e Outros	10,0	26.452	10,0	21.959	26.663	22.170
(-) Depreciação Acumulada		(11.737)		(11.010)	(11.872)	(11.132)
		14.715		10.949	14.791	11.038
		3.202.847		3.352.645	4.624.997	4.791.392

11.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	Controladora				Consolidado	
	2003		2002		2003	2002
	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço		3.202.847		3.352.645	4.624.997	4.791.392
Imobilizações em Curso						
Geração Hidráulica						
UHE Itá (custos retardatários)		1.075		2.830	5.987	8.070
UHE Machadinho (custos retardatários)		1.090		11.709	1.090	11.709
UHE Cana Brava		-		-	2.132	2.911
UHE S. Santiago (obra de adição)		238		3.321	238	3.321
Outros		1.473		1.143	1.473	1.143
		3.876		19.003	10.920	27.154
Geração Térmica						
UTE Jacuí		83.314		80.823	83.314	80.823
UTE William Arjona		-		5.541	-	5.541
UTE J. Lacerda (obra de adição)		20.720		12.159	20.720	12.159
UTE Charqueadas (obra de adição)		636		1.025	636	1.025
Unidade de cogeração Lages		-		-	61.052	4.379
Outros		199		5.729	199	5.729
		104.869		105.277	165.921	109.656
Equipamentos Gerais e Outros		3.846		999	3.846	999
		112.591		125.279	180.687	137.809
Imobilizações líquidas		3.315.438		3.477.924	4.805.684	4.929.201
Obrigações Especiais		(56.564)		(56.564)	(56.689)	(56.689)
		3.258.874		3.421.360	4.748.995	4.872.512

A unidade de cogeração Lages foi concluída em 16.12.2003 e autorizada a entrar em operação em 23.12.2003. De acordo com as normas da ANEEL, a empresa tem prazo de 60 dias para proceder à unitização dos bens que compõem o empreendimento e transferir os respectivos valores para o imobilizado em serviço, observando as respectivas Unidades de Cadastro – UC. Estes trabalhos são imprescindíves ao cálculo da depreciação do empreendimento e estão sendo ultimados pela Lages Bioenergética.

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações é a seguinte:

	Controladora		Consolidado	
	2003	2002	2003	2002
Doações e subvenções destinadas a investimentos	47.937	47.937	48.062	48.062
Reversão e amortização	2.230	2.230	2.230	2.230
Participação da União	3.758	3.758	3.758	3.758
Outras	2.639	2.639	2.639	2.639
	56.564	56.564	56.689	56.689

c) Concessões e autorizações do Órgão Regulador

A Companhia e suas controladas possuem as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (Ver 7-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí. Posteriormente, a ANEEL autorizou a implantação do projeto e definiu os aspectos de comercialização da energia a ser gerada pela Usina. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação. Encontra-se pendente de definição a sistemática de reembolso do carvão a ser utilizado na usina, no período posterior aos primeiros 5 anos de operação, bem como as definições do setor elétrico quanto às condições de venda de energia a longo prazo para novos empreendimentos. A Companhia tem demonstrado todo o seu esforço na busca de outras definições, principalmente no que diz respeito à contratação de EPC (*Engineering Procurement and Construction*) associada à garantia de funcionamento da planta com a capacidade originalmente projetada, sem customização relevante em relação aos equipamentos já adquiridos, condição imprescindível para a viabilidade do empreendimento.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto de seus ativos operacionais, produzirão fluxo de caixa positivo.

f) Apropriação dos encargos financeiros

Os encargos financeiros vinculados ao financiamento da unidade de cogeração Lages, no valor de R$ 1.361, foram integralmente capitalizados pela controlada Lages Bioenergética Ltda., estando refletidos no balanço consolidado deste exercício social.

g) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

h) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

11.01 - NOTAS EXPLICATIVAS

NOTA 9 - DESCONTINUIDADE DAS UNIDADES 4 E 5 DA UTE W. ARJONA

As unidades geradoras 4 e 5 da usina termelétrica William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

Após cumprir seus objetivos primordiais, é possível que as referidas unidades sejam desativadas. Em linha com esta possibilidade, a Companhia está amortizando o valor econômico destes ativos no período de sua utilização, de forma a atingir um valor residual compatível com o provável valor de alienação, para o caso desta hipótese vir a se confirmar. A adoção deste procedimento não prejudica a capacidade de recuperação dos ativos através de sua operação durante a vigência do contrato.

Neste contexto, está sendo reconhecido o valor de R$ 21.308 no resultado deste exercício, que corresponde às amortizações relativas a 2002 e 2003, devendo ser amortizado o valor de R$ 13.906 no exercício de 2004. Estes valores estão sendo considerados "diferenças termporárias", para fins fiscais.

NOTA 10 - FORNECEDORES

	Controladora		Consolidado	
	2003	2002	2003	2002
Energia elétrica	54.757	53.710	22.246	32.179
Energia elétrica no âmbito do MAE	-	61.649	-	61.649
Combustíveis fósseis	31.843	32.745	31.843	32.745
Materiais e serviços	21.638	36.387	34.419	55.397
	108.238	184.491	88.508	181.970

AS NOTAS EXPLICATIVAS Nºs 11 A 28 CONTINUAM NO QUADRO 09.01 – PARECER DOS AUDITORES INDEPENDENTES, EM VIRTUDE DA LIMITAÇÃO DE ESPAÇO DESTE APLICATIVO.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE